Q3
19

Organigram Holdings Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

ORGANIGRAM

ORGANIGRAM’S PORTFOLIO OF ADULT RECREATIONAL CANNABIS BRANDS:

1. INTRODUCTION

This Management’s Discussion and Analysis dated July 12, 2019 (this “MD&A”), should be read in conjunction with the condensed consolidated interim financial statements (the “Interim Financial Statements”) of Organigram Holdings Inc. (the “Company” or “Organigram”) for the three and nine months ended May 31, 2019 (“Q3 of Fiscal 2019”) and the audited consolidated financial statements for the year ended August 31, 2018, including the accompanying notes thereto.

Financial data in this MD&A is based on the Interim Financial Statements of the Company for Q3 of Fiscal 2019 and are expressed in thousands of Canadian dollars (“$”), except for share and per share calculations, per gram (“g”) or kilogram (“kg”) of dried flower and per milliliter (“ml”) or liter (“L”) of oil calculations and prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated.

Financial figures relating to prior periods in the eight-quarter comparative table captioned “Summary of Quarterly Results” have been restated due to the reclassification of discontinued operations (see note 24 of the Interim Financial Statements) and the reclassification of shipping expense from selling and marketing expense to cost of sales (see note 25 of the Interim Financial Statements).

The financial information in this MD&A contains certain financial and operational performance measures that are not defined by and do not have any standardized meaning under IFRS; and are used by management to assess the financial and operational performance of the Company. These include, but are not limited to, the following:

  Yield per plant (in grams);

  Dried flower equivalent (“DFE”, in grams or kilograms);

  Plants per room;

  Target production capacity;

  Cost of cultivation per dried flower harvested (both “cash” and “all-in”);

  Adjusted gross margin (excluding fair value adjustments); and

  Adjusted EBITDA.

The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. These non-IFRS financial performance measures are defined and reconciled to IFRS in the sections in which they appear.

As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company’s wholly-owned subsidiary, Organigram Inc. (“OGI”), is a licensed producer of cannabis and cannabis derived products (a “Licensed Producer” or “LP”) under the Cannabis Act (Canada) and the Cannabis Regulations (Canada) (together, the “Cannabis Act”) and regulated by Health Canada.

The Company’s head and registered offices are located at 35 English Drive, Moncton, New Brunswick, E1E 3X3. Any inquiries regarding the Company may be directed to its Vice President, Investor Relations, Amy Schwalm, at (416) 704-9057 or by email to investorrelations@organigram.ca. The Company’s common shares (“Common Shares”) are listed on the Nasdaq Global Select Market (“NASDAQ”) and on the TSX Venture Exchange (“TSX-V”) under the symbol “OGI”.

Additional information relating to the Company, including the Company’s most recent Annual Information Form (the “AIF”) is available under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Our reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) are available on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	3

2. CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

Certain forward-looking information in this MD&A include, but are not limited to the following:

  Moncton Campus (as defined herein) expansion plans, licensing and target production capacity and timing thereof;

  Expectations regarding production capacity, facility size, costs and yields;

  Expectations around future opportunities and sales including the relative mix of medical versus adult-use recreational products, the Company’s financial position, future liquidity and other financial results;

  Legislation of additional cannabis types and forms for adult use in Canada including regulations relating thereto and the implementation thereof and our future product forms;

  Expectations regarding employee counts;

  Expectations around derivative-based products timing, launch and composition;

  The general continuance of current or where applicable, assumed industry conditions;

  Changes in laws, regulations and guidelines, including the recreational cannabis market and the advent of the cannabis- derived products market and changes in the regulation of medical cannabis;

  Price of cannabis and derivative cannabis products;

  Dependence of the Company’s cash flow and financial performance on third parties, including its supply partners and its strategic investees;

  Fluctuations in the price of Common Shares and the market for the Common Shares;

  Treatment of the Company’s business under governmental regulatory regimes and tax laws, including the Excise Act (as defined herein);

  The Company’s growth strategy, targets for future growth and forecasts of the results of such growth;

  The ability of the Company to generate cash flow from operations and from financing activities; and

  The Company’s competitive position.

The reader is cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking information. Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates and to present information about management’s current expectations and plans relating to the future and the reader is cautioned that such statements may not be appropriate for other purposes. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections, conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; dependence on senior management, the board of directors of the Company (the “Board of Directors”), consultants and advisors; availability and sufficiency of insurance; the Company and its subsidiaries will be able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays; packaging and shipping logistics; expected number of medical and adult-use recreational cannabis users in Canada and internationally; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company, its subsidiaries and investees’ ability to, where applicable, meet the requirements necessary to obtain and/or maintain their status as Licensed Producers or other applicable licenses; risk factors affecting its investees; availability of any required financing on commercially attractive terms; compliance with debt covenants; the potential size of the regulated adult-use recreational cannabis market in Canada; ability to enter and participate in international market opportunities; general economic, financial market, regulatory and political conditions in which the Company operates will remain the same; the Company will be able to compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to manage anticipated and unanticipated costs; the Company will be able to implement and maintain internal controls over financial reporting and disclosure and procedures; and, other risks and factors described from time to time in the documents filed by the Company with securities regulators. All forward-looking information is provided as of the date of this MD&A. The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	4

ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER “RISK FACTORS” AND THE COMPANY’S CURRENT AIF UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR AT WWW.SEDAR.COM AND FILED WITH OR FURNISHED TO THE SEC AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD-LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS.

3. BUSINESS ENVIRONMENT

The Company’s business and activities are heavily regulated. Our AIF contains a more detailed description of the regulatory framework of our business as of the date of the AIF. The following provides a description of recent regulatory developments that have the potential to impact the Company’s performance.

CURRENT REGULATORY LANDSCAPE
Medical cannabis has been legal in Canada since 2001 under various regulatory regimes. On June 18, 2018, the Government of Canada passed legislation on the Cannabis Act to allow regulated and restricted access to cannabis for adult-recreational users. The Cannabis Act came into force on October 17, 2018.

The Cannabis Act creates a strict legal framework for controlling the production, distribution, sale and possession of cannabis in Canada. The Cannabis Act allows adults to legally possess and use cannabis and therefore the possession of small amounts of cannabis is no longer a criminal offence. It also made it a specific criminal offence to sell cannabis to a minor and created significant penalties for those who engage young Canadians in cannabis-related offences.

Effective November 9, 2018, the Company’s license as a Licensed Producer of medical cannabis issued under the previous regulatory regime was migrated to a license under the Cannabis Act for standard cultivation, standard processing and sale. The Company’s license expires March 27, 2020. The Company intends to renew its license.

OTHER LICENSES
The Company has also been issued a cannabis license under the Excise Act, 2001 (the “Excise Act”) effective October 17, 2018 and expiring October 16, 2020. Under the Excise Act, all holders of a license under the Cannabis Act who are authorized to cultivate, produce and package cannabis products are also required to hold a cannabis license from the Canada Revenue Agency. The Company intends to renew its license prior to expiry.

EDIBLES REGULATION
The Cannabis Act provided for the legal sale by Licensed Producers such as the Company of “edibles containing cannabis” and “cannabis concentrates” one year following legalization of the regulated adult-use recreational cannabis market unless amendments to the Cannabis Regulations (Canada) were brought into force sooner. In December 2018, draft amendments to the Cannabis Regulations (Canada) were published for comment, regarding edible cannabis and cannabis products with concentrated levels of phytocannabinoids. The amended Cannabis Regulations were published in the Canada Gazette, Part II, on June 26, 2019 and as required by the Cannabis Act the amended regulations will come into force on October 17, 2019. These regulations will enable a range of cannabis product forms by regulating three new product classes: “edible cannabis”, “cannabis extracts” and “cannabis topicals”. However, it will take time, after the October 17, 2019 coming into force, before new cannabis products become available for purchase. See “Canadian Adult-Use Recreational Market 2.0”in this MD&A.

It is expected that a limited selection of products will appear gradually in physical or online stores, and no earlier than mid-December 2019. Federal license holders will need to provide 60-days prior notice to Health Canada of their intent to sell any new products and such notice cannot be given until the new product forms are legalized on October 17, 2019.

4. NATURE AND HISTORY OF THE COMPANY’S BUSINESS

The Company is a Licensed Producer of cannabis, including dried cannabis and cannabis oil, under the Cannabis Act. Pursuant to its license, the Company is permitted to possess, produce, sell, provide, ship, deliver, transport and destroy cannabis, cannabis plants (including plants and seeds) and cannabis oil, in conformity with the Cannabis Act.

Since commencing operations at its main facility located in Moncton, New Brunswick, the Company has continued to expand the main facility to create additional production capability. The Company has also strategically acquired land and buildings adjacent to the main facility (together, the “Moncton Campus”) that, when fully developed and approved by Health Canada, would bring the Company’s production space to approximately 533,000 square feet. Within its cultivation rooms at the Moncton Campus, the Company grows on three levels and therefore its capacity is of greater size if compared to other cultivation facilities of similar square footage without tiered growing.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	5

Patients order medical cannabis and cannabis oil from the Company primarily through the Company’s online store or by phone. Medical cannabis dried flower and cannabis oil is and will continue to be delivered by secured courier or other methods permitted by the Cannabis Act. The Company’s prices vary based on grow time, strain yield and market prices.

The Company is also authorized for wholesale shipping of cannabis plant cuttings, dried flower, blends, pre-rolls and cannabis oil to approved retailers and wholesalers for adult-use recreational cannabis under the individual provincial and territorial regulations as per the Cannabis Act.

The Company continues the ongoing development of its Moncton Campus to add additional capacity to allow for increased production of cannabis, cannabis oil and related products. The Company received confirmation on June 20, 2018 that it had been conditionally granted its license as a Licensed Producer of cannabis effective October 17, 2018, for sales of adult-use recreational cannabis in Canada and the final license, which expires on March 27, 2020, was issued on November 9, 2018. The Company's license has subsequently been amended to add additional growing rooms as described herein. The Company intends to renew its license prior to expiry.

5. OVERALL PERFORMANCE, STRATEGIC OBJECTIVES & OUTLOOK

Q3 of Fiscal 2019 was marked by significant financial milestones for the Company, including the conversion and settlement of the Company’s previously outstanding 6% convertible unsecured debentures due January 31, 2020 (the “Debentures”) as well as closing of the Company’s senior secured $140 million credit facility with the Bank of Montreal (“BMO”) as lead arranger and agent with a syndicate including three other lenders. The quarter also represented the Company’s fourth consecutive quarter of positive Adjusted EBITDA1 including all three quarters since the launch of the adult-use recreational cannabis program in Canada. Revenue declined slightly from Q2 of Fiscal 2019 as the Company dealt with production and processing issues specific to the Company which the Company believes to be temporary and to have since been addressed as described below as well as asymmetric retail and distribution rollouts across the provinces.

On the capital markets front, the Company’s Common Shares commenced trading on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI” on May 21, 2019.

On the product side, the Company made its first significant shipments of cannabidiol (“CBD”) dominant oils to the adult-use recreational market towards the end of Q3 of Fiscal 2019. The Company believes that it has sufficient dried flower and oil inventory to meet its current purchase orders from buyers and commitments to suppliers across Canada. The Company also believes it has and continues to accumulate sufficient high-cannabinoid extract concentrate to launch a diverse line of vaporizable products and initial edible products.

In an effort to increase packaging and excising capacity, the Company moved to 24-hour operations during Q2 of Fiscal 2019 for pre-roll production and packaging and has expanded the areas within the Moncton Campus facility where packaging and excise stamping occur. The use of 24-hour operations continued throughout Q3 of Fiscal 2019. Further, in order to facilitate an increase in the Company’s extraction capabilities, the Company entered into a multi-year extraction agreement with Valens GroWorks Corporation (“Valens”) during Q2 of Fiscal 2019, pursuant to which Valens extracts concentrate from cannabis flowers and trim produced from the Moncton Campus as well as hemp procured through third-parties to produce extract concentrate. The Company will use the concentrate extracted by Valens to produce oils and, upon legalization, derivative edible and vaporizable cannabis products. Organigram is also on schedule to complete primary construction on its Phase 5 refurbishment at the Moncton Campus in October 2019. Phase 5 plans include an edibles and derivative facility and increased in-house extraction capacity. The regulations governing cannabis edibles and other derivative based products in Canada are expected to come into force on October 17, 2019 with new products becoming available for purchase no earlier than mid-December 2019.

The Company believes it has emerged as of one of the leading suppliers of pre-rolls, dried flower and oil to the adult-use recreational market in Canada with production of approximately 4.4 million pre-rolls from legalization in October 2018 to the date of this MD&A.

Based on management’s review of other Canadian publicly-traded Licensed Producers’ financial statements, management of the Company believes that Organigram had and continues to have a robust cultivation program with relatively high biological asset and inventory balances (particularly relative to the Company’s market capitalization) which the Company believes will allow it to reliably provide a steady supply of product to its customers.

Management primarily focuses on the following key financial metrics in assessing its operational performance:

  Revenue and in particular net revenue (gross revenue less excise taxes and sales returns);
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1

Adjusted EBITDA is a non-IFRS financial measure. See the cautionary statement regarding non-IFRS financial measures at the beginning of this MD&A. Adjusted EBITDA from continuing operations is defined by the Company as net income (earnings) before interest expense, net of investment income; income tax; depreciation, amortization, and gain (loss) on disposal of PP&E (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss from investments in associates; unrealized loss on changes in fair value of contingent liability; expenditures incurred in connection with the NASDAQ cross-listing; and the fair value adjustment to biological assets and inventory. Refer to Adjusted EBITDA section in this MD&A for reconciliation to IFRS.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	6

  Cost of sales and indirect production costs;

  Gross margin before fair value adjustments;

  General and administrative and sales and marketing expenses (collectively “SG&A”); and

  Adjusted earnings before interest depreciation and amortization (collectively “Adjusted EBITDA”)1;

While IFRS includes and recognizes fair value adjustments to biological assets in the gross margin calculation and income as the biological assets are grown and harvested, management believes it is more accurate and comparable to wait until a sale to a third-party has occurred before recognizing this incremental gross margin for its own internal performance measurement purposes.

OUTLOOK
The Company believes that the U.S. and international markets represent significant future opportunities and the Company fully expects to participate in these markets in due course and subject to applicable law. However, the Company believes that the best near-term opportunity remains Canada and is focused on maintaining its production and delivery of high-quality products to both its medical patients and its recreational customers.

In management’s view, the next few quarters will be foundational for both the Company and the Canadian cannabis industry in general as preparations are made for the launch of “Rec 2.0” and the retail roll-out of existing products continues to expand particularly in highly populated markets such as Ontario, Quebec and Alberta. British Columbia, the Company believes, will require a unique approach due to the current market conditions.

To date, Organigram has focused on its core competencies offering high-quality products such as pre-rolls, dried flower and oils in a manner where it provides its medical patients and recreational customers with product diversity, safety, consistency and availability thereby building brand equity. As such, Organigram is one of the leaders in the Canadian market today.

The Company intends to apply the same strategy to Rec 2.0 as it did for the first phase of legalization. Customers will demand choices in vaporizable products and edibles offerings as well as quality, innovative products and availability of supply. Retailers and provincial distributors are likely to move increasingly to the Licensed Producers with a strong reputation and track record of meeting supply commitments. Based on a review of available data and recognizing that this remains a new and evolving industry, the Company believes it has achieved significant market share in many jurisdictions and has developed considerable goodwill and brand loyalty with both customers and partners alike.

To date, the Company has obtained a significant market share while generating positive operating and financial results. Management has focused on running its business to generate sustainable value for shareholders in both the near and long-term. Among public reporting Canadian LPs, Organigram is one of the leaders in reported adjusted gross margin2 and adjusted EBITDA margins3 to date. Furthermore, Organigram’s overhead expenses (SG&A) and specifically sales, marketing, promotion and executive compensation has been lower as a percentage of net revenue as compared to other large LPs.

On the core business of cultivation and packaging, the Company has achieved its goal of delivering products to its customers on a profitable basis. Management believes that as a consequence of its Phase 4 expansion, that beginning in Q1 of Fiscal 2020 further efficiencies will be achieved. Company staffing has increased significantly over the past year but labour costs are not expected to increase commensurate with production, processing and sales volume which should translate to significant economies of scale. With a low cost of cultivation, economies of scale to be achieved on processing and packaging and an established execution strategy for Rec 2.0, the Company believes it is well positioned to drive further revenue, profit growth and return on invested capital for its shareholders.

BIOLOGICAL ASSETS AND INVENTORIES
Notwithstanding management’s preference to exclude IFRS fair value adjustments from a performance perspective on the statement of operations; from a balance sheet perspective, management believes that the carrying values of biological assets and inventories are indications of the Company’s ability to continue to service its sales channels and customer demand. The Company assesses its competitive position by reviewing these biological assets and inventory values against other publicly traded Licensed Producers. Many of the Company’s competitors – including in some cases those with larger market capitalizations or enterprise values – have reported relatively low biological assets and inventories. Without sufficient cannabis product, Licensed Producers may not be able to meet customer demand, fully execute on their supply agreements, provide the breadth and depth of stock keeping units that may be required to establish brand equity or gain meaningful coverage of markets across Canada.

The Company believes that it is one of the market leaders in having sufficient inventory on hand to be a consistent source of high-quality indoor grown dry flower.

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[2]

Adjusted gross margin is a non-IFRS financial measure. See the cautionary statement regarding non-IFRS financial measures at the beginning of this MD&A. Adjusted gross margin is defined as net revenue less cost of sales and indirect production, divided into net revenue. Refer to Adjusted Gross Margin section in this MD&A for reconciliation to IFRS.

[3]

Adjusted EBITDA is a non-IFRS financial measure. See the cautionary statement regarding non-IFRS financial measures at the beginning of this MD&A. Refer to Adjusted EBITDA section in this MD&A for reconciliation to IFRS.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	7

Biological Assets and Components of Inventories

The following chart summarizes the biological assets and inventories that the Company has at Q3 of Fiscal 2019 quarter-end (with comparisons to the previous three quarters). As the valuation of these biological assets and inventories are highly dependent upon numerous assumptions, they are not necessarily reflective of actual quantities ultimately available for sale (which are detailed in the financial statements of the Company for each of the dates denoted) nor ultimate realizable value. The Company expects biological assets and plants drying to both increase by the next quarter as production from the additional 30 grow rooms from Phase 4A are reflected. In addition, the continued conversion of extraction material to concentrate extract will occur as the Company continues to prepare for “Rec 2.0” and its delivery of vaporizable products and various edible products.

Notes: Extraction material includes dried hemp and concentrate extract includes hemp extract both originally sourced from 1812 Hemp (as defined below).

Biological assets increased from $19,858 as at fiscal year-ended August 31, 2018 to $20,055 at the end of Q3 of Fiscal 2019. While the number of plants in production increased from 74,271 at August 31, 2018 to 91,858 at May 31, 2019 the net realizable value estimate of the dried flower or cannabinoid content per plant has decreased primarily due to an increase in the estimate of packaging costs. The carrying value of biological assets is dependent on many factors including but not limited to: (i) estimated yields per plant; (ii) stage of production of the plant; (iii) strains mix; (iv) ultimate selling form and price thereof (flower, pre-roll, oil, derivative etc.); and (v) the estimated costs of packaging and shipping. The carrying value of plants drying decreased for the same reasons as stated for biological assets (lower net realizable value as a result of higher packaging costs).

Dried flower (including pre-rolls) consists of “available for packaging” and “packaged” inventories. Volumes available increased from 5,103 kg as at fiscal year-ended August 31, 2018 to 7,057 kg as at Q3 of Fiscal 2019 as the Company builds inventory to meet future sales demand. Specifically, the Company allocated inventory to meet demand for the Quebec market for shipments which began in Q4 of Fiscal 2019 and also has expanded the variety of strains offered coast to coast which requires a “build” to support reorders from existing purchasers.

The Company continues to hold significant material available for extraction (approximately 7,671 kg as at Q3 of Fiscal 2019 compared to 1,918 kg as at fiscal year ended August 31, 2018) for conversion to high cannabinoid concentrate (~70% tetrahydrocannabinol (“THC”) or CBD that can then be used for either oil formulation, vaporizable products, edibles, beverages or other products as they become permitted under the Cannabis Act later this calendar year. During the quarter, the Company converted a significant portion of the material that was present at the end of Q2 of Fiscal 2019 to high cannabinoid concentrate extract through Valens, its toll extraction partner. Part of the conversion process related to converting THC dominant strains grown at the Moncton Campus, which increased from 40 kg of concentrate as at fiscal year-ended August 31, 2018 to 312 kg as at the end of Q3 of Fiscal 2019.

The Company believes these derivative products will represent approximately 50% of the legal product forms in demand by early calendar 2020 and continues to strategically build up extraction material and concentrate. Currently, the Company’s in-house extraction equipment is insufficient to handle all the extractable product available, which consists of trim and some flower. The Company is expanding its extraction capabilities as part of its Phase 5 expansion but also plans to utilize its third-party extraction arrangement with Valens as needed.

NET REVENUE
For the three and nine months ended May 31, 2019, the Company recorded $24,750 and $64,123 in net revenue, respectively. Of these amounts approximately $21,802 and $55,498 were sold to the adult-use recreational market for the three and nine months ended May 31, 2019, respectively, and $2,793 and $7,943 to the medical market with the balance of sales generated from wholesale and other sources.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	8

The Company realized adjusted gross margin (a non-IFRS1 measure that the Company measures as follows: gross margin before fair value adjustments divided by net revenue) for the three and nine months ended May 31, 2019 of 50% and 58%, respectively.

The Company has set its sights on numerous opportunities for both fiscal and calendar 2019 and into 2020. Organigram continues to be focused on producing high-quality indoor grown cannabis for adult-use recreational consumers and medical patients in Canada as well as developing international business partnerships to extend the Company’s global footprint.

The Company believes that its progress to date as discussed below positions it well for continued growth in markets and sales both with respect to its medical business (which includes domestic and international) and, since October 17, 2018, its new adult-use recreational customers all while increasing long-term shareholder value. Looking forward for the next quarters, the Company expects to continue expanding production capacity and to advance its preparations for the introduction of a range of derivative based-products, including edibles and vaporizable products.

Management continues to be cognizant of the highly dynamic nature of both the Canadian and international cannabis industries and the related capital markets, which fund expansion activities. As such, the Company regularly reassesses its overall strategy and implementation thereof, including tactical decisions, as it believes is reasonably required, particularly in the context of legal, regulatory, competitive and financial changes as they occur or in anticipation of their occurrence.

CANNABIS CULTIVATION, PROCESSING, EXTRACTION AND PACKAGING
In connection with the Company’s continued expansion of the Moncton Campus in Q3 of Fiscal 2019, it has continued to put in place the necessary infrastructure, equipment and staffing to drive higher production volumes and efficiencies, preparing for the launch of derivative and edible products, while maintaining a focus on quality dried flower and extracted oil products.

Prior to Q1 of Fiscal 2019, the Company completed its Phase 2 and Phase 3 expansions of the Moncton Campus bringing the available number of grow rooms to 52, comprised of 13 original smaller rooms from Phase 1 and 39 larger rooms from Phase 2 and Phase 3 combined.

PHASE 4 EXPANSION – PARTIALLY COMPLETED AND UNDER CONSTRUCTION
Phase 4 construction remains on schedule for expected completion in December 2019 and in line with an estimated cost of approximately $125 million. The construction schedule has been relatively predictable due to the nature of the Company’s systematic and modular approach whereby grow rooms are largely replicas of previous ones along with consistency of the contractors, most of whom have been part of the construction team for previous Phases. Further, the licensing schedule has also been relatively streamlined and predictable as the Company only needs to submit amendments to its existing facility and Health Canada is familiar with the specifications and process from previous Phases.

The full Phase 4 expansion represents a total of 77,000 kg per year of additional annual capacity and is being completed in a series of stages (4A: 25,000 kg; 4B: 28,000 kg; and 4C: 24,000 kg) with final construction expected to be completed by the end of calendar 2019. Once fully licensed and operational, the expansion is expected to bring the Company’s annualized target production capacity to approximately 113,000 kg of dried flower equivalents.

Phase 4 will have a state-of-the-art mechanical system and an improved irrigation system as compared to previous Phases that are designed to capture, treat and re-use the water from dehumidification which is central to the cultivation process. The Company’s fully customized irrigation system that will serve all of Phase 4 is being installed and is expected to be commissioned in the fall of 2019. Once operational, the system is expected to be among the most sophisticated indoor cannabis cultivation irrigation systems in North America. The system includes condensation recovery and a reverse osmosis system. Phase 4A (30 grow rooms) construction was completed on schedule and Phase 4A has full licensing approval from Health Canada, which brings the Company’s total licensed production capacity to 61,000 kg per year as of the date of this MD&A.

The Company received licensing approval for Phase 4A in stages. On April 30, 2019, the Company announced it had received an expanded cultivation license for the Phase 4A and Phase 4B perimeter and the approval for 13 cultivation rooms in Phase 4A. These 13 rooms represent 11,000 kg per year of increased target production capacity. The Company anticipates being able to begin to harvest product from these rooms by the end of July 2019, based on historical cultivation timelines.

On June 24, 2019, the Company announced it had received licensing approval for the remaining 17 grow rooms in Phase 4A. The 31st room initially contemplated for Phase 4A was moved to 4B licensing plans thereby adjusting Phase 4A from 31 to 30 rooms and Phase 4B from 32 rooms to 33 rooms. This change was made to optimize licensing and construction scheduling and for continuity.

The Company anticipates being able to begin to harvest product from these most recently licensed 17 rooms by the end of September 2019, based on its historical cultivation timelines with the ability to ship dried flower as early as mid-fall of 2019.

Phase 4B (33 grow rooms) construction is expected to be complete in September 2019 and is anticipated to add 28,000 kg per year of production capacity increasing the Company’s total target production capacity to 89,000 kg per year for the Moncton Campus, once fully licensed and operational.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	9

During the quarter, much of the electrical and control infrastructure for the Phase 4B grow rooms was installed. Seventeen grow rooms have been completed to date in Phase 4B and the Health Canada licensing amendment for these grow rooms was submitted in June 2019, which represent additional production capacity of approximately 14,000 kg per year. In anticipation of receiving licensing, the Company has already begun cloning for these 17 rooms. The remaining 16 rooms are on schedule to be submitted for Health Canada approval in September 2019.

Phase 4C (29 grow rooms) construction is expected to be complete in December 2019 and anticipated to add 24,000 kg per year of production capacity increasing the Company’s total target production capacity to 113,000 kg per year for the Moncton Campus, once fully licensed and operational. All foundation, footings and underground services are complete with structural steel installation occurring in July 2019.

PHASE 5 REFURBISHMENT - IN PROGRESS
Each area of Phase 5 has different expected completion dates. Primary construction remains on schedule for expected completion in October 2019 and in line with the total budget of $48 million. The Company has about 56,000 square feet of available interior space within its existing facility that is being refurbished and designed under European Union GMP standards for additional extraction capacity, a derivatives and edibles facility and additional office space.

As previously announced, Organigram is initially focused on vaporizable products and edibles, the most popular derivative product forms based on US state sales history, for the next round of legalization. Phase 5 plans include vaporizer pen filling and automated packaging, extraction by both CO2 and hydrocarbons as well as areas for formulation including short path distillation for edibles and vaporizer pen formulas.

The Company expects the construction of additional in-house extraction capacity to be complete by the end of calendar 2019. However, the Company has the capacity to fill the vaporizer pens in its existing facility ahead of the licensing of Phase 5 in order to be ready to sell these products as soon as available for purchase in December 2019.

The Phase 5 plans include building extraction capacity in excess of initial expected requirements in order to provide sales and marketing with product planning flexibility.

During the quarter, the Company announced a $15 million investment commitment in a high speed, high capacity, fully automated production line with the ability to produce an estimated 4 million kg of chocolate cannabis edibles. The investment is expected to contribute to a state-of-the-art chocolate molding line and a fully integrated packaging line that includes advanced engineering, robotics, high-speed labeling and automated carton packing. Organigram expects to take delivery of the equipment in the fall of 2019 and complete installation and commissioning in time for initial sales shipments expected in early calendar 2020.

In addition, Phase 5 will include a powdered drink mixing and packaging line for the Company’s plan to launch a variety of dried powder formulation beverage products in early calendar 2020.

For further detail on the Company’s strategy and plans for new derivative legalization, please see “Canadian Adult-Use Recreational Market 2.0” in this MD&A.

Phase 5 plans also include separate rooms for packaging dried flower, pre-rolls, oil, a mezzanine for new harvesting and trim rooms, 21 individual drying rooms, final processing and sanitation rooms.

In addition to the Phase 4 and Phase 5 expansions, the Company also owns approximately 9.1 acres located across the road from its current production facility, which is available for any future expansion.

Organigram has about $88 million in cash and short-term investments as at quarter-end and completed the closing of its senior secured credit facility on May 31, 2019, which provides the Company with access to $115 million in funds by way of a term loan to fund the Moncton Campus expansion, of which $50 million, net of costs, is reflected in the above cash balance (see the “Balance Sheet, Liquidity and Capital Resources” section of this MD&A).

The estimates of additional production capacity and costs related thereto in Phase 4 and Phase 5 represent forward-looking information and are based on a number of material factors and assumptions, including the following:

  The facility size of the Moncton Campus will be as estimated with the same amount of cultivation space being used per grow room for cultivation as in Phase 2 and Phase 3;

  The ratio of dried flower cultivated per canopy square foot of grow room will be consistent with historical output in the Company’s existing facilities;

  All grow rooms designated as production rooms will be utilized for their intended purposes (from time to time rooms may be used for other purposes, such as for storage);

  Construction of the facilities will be on time in accordance with the estimates set out above and ready for final inspection by Health Canada in time to meet the target onboarding dates; and

  Costs of cultivation and its various inputs will remain stable.

Several factors can cause actual costs and capacity to differ from estimates including, but not limited to, timing for receipt of regulatory approvals from Health Canada, construction delays and unforeseen obstacles. See “Risks and Uncertainties” of this MD&A and “Risk Factors” of the Company’s current AIF.

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Notes: Ground floor footprint includes cultivation, other production space and office space. The Company currently uses three-level cultivation grow rooms to maximize cultivation area. Some expansions are dedicated solely to additional grow rooms vs. others which represent mixed-use expansion (grow rooms and supporting space). Estimated production capacity is once fully licensed and operational and is dependent on many factors and subject to a variation of baseline expectation.

PACKAGING UPDATE
Custom automated packaging equipment for the filling and packaging of dried flower and blends became operational in September 2018 to support the launch of legalization of adult recreational use. The commercial version of the prototype bespoke automated pre-roll machine has undergone several modifications and upgrades to improve efficiency and accuracy and is expected to be fully optimized and operational in Q1 fiscal 2020. Using a combination of this equipment and manual labour, the Company is capable of producing upwards of 40,000 pre-rolls per day with production of approximately 4.4 million pre-rolls from legalization to the date of this MD&A.

During Q3 of Fiscal 2019, the Company continued to optimize automated labelling and excise stamp application equipment. This automated labelling equipment has reduced some reliance on manual labour. The Company has all the equipment capabilities and staff levels to package what it cultivates.

EXTRACTION
The Company had $34,021 of dried cannabis available for extraction as of the end of Q3 of Fiscal 2019. This volume of inventory is too large for the Company to process with its current in-house extraction capabilities. The Company has taken two measures to address this issue. Firstly, the Company entered into a multi-year extraction agreement with Valens during Q2 of Fiscal 2019, pursuant to which Valens extracts cannabis flowers and trim produced from the Moncton Campus as well as hemp from 703454 N.B. Inc. (“1812 Hemp” or “1812”) to produce extract concentrate. Secondly, the Company is in the process of expanding its in-house extraction capabilities as part of its Phase 5 refurbishment.

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CANNABIS STRAINS
The Company is currently mass cultivating seven core cannabis strains including its award-winning sativa Wabanaki (sold as Edison Rio Bravo in the adult-use recreational market) to serve both medical and adult-use recreational markets. The Company’s genetic bank is larger than the seven core strains and the Company has several strains in production/commercial testing to ensure an expanded portfolio is available to build the Company’s product mix in the market. As a function of research and development initiatives, these strains have been made available as either medical products, or as adult-use recreational products for select customers as one-time-offer opportunities. As the Company continues to become increasingly disciplined with a robust testing plan to ensure scalability, commercial viability and strategic alignment of ‘in development’ strains, it has not come at the cost of unsaleable product, as product through the development cycle has been commercially positioned to test consumer aptitude and acceptance. Once testing phases are completed on these genetics, new strains will allow the Company to offer a wider variety of products with different cannabinoid content, terpenes, and flavours. Additionally, with certification from both EcoCert and ProCert, the Company has made decisions on strain selection related to a targeted Q1 of Fiscal 2020 launch of the ANKR Organics brand, cultivated in the Company’s organic growing environment.

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FOCUS ON QUALITY
In November 2017, Organigram was recognized for product quality and exceptional service at the Canadian Cannabis Awards. The annual, voter-driven event recognizes best-in-class among Licensed Producers in Canada.

For the 2018 Canadian Cannabis Awards Organigram received nominations in nine categories including Top Sativa, Top Indica and Cannabis Product of the Year.

During Q2 of Fiscal 2019, the Company was named a silver winner in the Company of the Year – East Canada category for the Best in Biz Awards for its efforts to build a strong corporate culture, state of the art production facility and comprehensive commercialization plan in a new and constantly evolving industry.

Following the addition of humidity control units in its entire line of dry flower products in January 2019, the Company has further reinforced its commitment to quality with the addition of heat induction liners in the Spring of 2019 for dried flower products based on market feedback. The combination of these two factors will ensure that consumers receive the closest possible representation of product as when it left the Company’s production facility.

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GROWING CONFIGURATION
The following chart depicts the average number of plants harvested per room compared to the average yield per plant (in dried grams) for the last seven quarters.

Plants per Grow Room vs. Yield per Plant

The Company has made significant strides in terms of maximizing production in its cultivation facilities. The introduction of Phases 2, 3 and now 4A has brought on state-of-the-art facilities which allow the Company to control all critical facets of the lighting and environmental elements in its facilities to drive maximum quality and yield in the plants it produces. The Company has also developed its own in-house proprietary information technology system called OrganiGrow, a database which tracks all grow cycles by harvest period, strain, room, environmental conditions and other factors, which in turn allows the Company to understand and refine the optimal methods to grow the cannabis plants. The quality and yield of the Company’s cultivation efforts have resulted in award winning products and, to the best of the Company’s knowledge based on the public disclosures it has reviewed, which may not be comparable, the lowest known cost of cultivation in the Canadian industry (from quarters Q3 of Fiscal 2018 to Q2 of Fiscal 2019). The Company’s cultivation costs increased in Q3 of Fiscal 2019 for reasons outlined below and which are currently believed to be temporary including implementation of temporary trials that yielded lower than expected harvest results.

The number of plants per room increased from the second quarter to the third quarter of 2018 largely because of the larger grow rooms that were added in Phase 2 and Phase 3 compared to the smaller rooms that were utilized in Phase 1. In the fourth quarter of 2018, the Company began to reduce the number of plants produced in the larger grow rooms by approximately 30% based on the results of a pilot “continuous improvement” project that it ran earlier in the year. By reducing the density of plants in the room, the Company was able to achieve roughly the same yield per room as plants were able to grow more prolifically in terms of width and the increase in yield per plant offset the reduction in the aggregate number of plants in the grow rooms. Additionally, the Company was able to save on labour and materials as there were fewer plants to feed and manage.

The Company continues to undertake a number of continuous improvement programs with a goal to increase yields and cannabinoid content as well as evaluate additional strains in its genetic bank to expand its product offering to the adult recreational marketplace. Not all trials will yield successful improvements, however, over time the Company has the benefit of utilizing successful trials and discarding unsuccessful ones. By the time the Company has completed its build out (almost tripling capacity from current levels) it is expected to have a significant amount of additional proprietary knowledge that it can leverage with a larger cultivation platform.

As previously disclosed in Q2 of Fiscal 2019 MD&A, the Company experienced a temporary decrease in expected yields as a result of one specific continuous improvement initiative. Traditionally the Company had sourced clones from designated vegetative plants for the production of clones. In an effort to seek further efficiencies, the Company tested cloning from later stage plants that are routinely pruned for maintenance. While initial sample results using this technique increased cost efficiency, the yields were significantly lower than historical results when the process was rolled out on a broader basis. The Company reverted to its proven methodology of creating clones and during Q4 of Fiscal 2019 actual yields have returned to previous levels.

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During this period, the Company also trialed a number of new strains from its genetic bank to expand its product offering to the market. The optimization process with these new strains impacted a number of production rooms with lower than projected harvest results as well. The Company believes it has now optimized the conditions for these new strains and has consistently seen production levels return to management’s targeted yields. Lastly, in order to seamlessly roll into licensed Phase 4A rooms, the Company took flower rooms from Phases 2 and 3 and temporarily used them as pre-vegetation rooms to build out the required nursery space to support the Phase 4A expansion.

As a result of the aforementioned, the Company is of the view that its harvested yields in Q3 of 2019 are an anomaly and the Company expects to see higher overall Moncton Campus harvested yields in Q4 of Fiscal 2019 with Q1 of Fiscal 2020 expected to have record harvested yields as the benefits of all Phase 4A rooms being operational are fully realized. In addition to the above, the Company’s cannabinoid content in its plants is starting to reach all-time highs and the Company has identified what it views as an optimal balance of high yields and high cannabinoid content.

COST OF CULTIVATION
“Cost of cultivation” per gram harvested4 includes “cash” costs such as direct labour, direct materials and manufacturing overhead (e.g. maintenance) as well as “non-cash” expenses such as employee share-based compensation for cultivation employees and depreciation related to buildings and equipment of the production facility. Cost of cultivation does not include packaging costs, which are added to arrive at the cost for inventory, nor distribution costs (shipping), both of which are included in the cost of sales (please note that the Company previously included shipping expense in “sales and marketing” in the statement of operations but revised this presentation in Q1 of Fiscal 2019).

The Company reported a cash cost of cultivation of $0.95 ($1.29 including non-cash depreciation and share-based compensation) per dried flower equivalent gram in Q3 of Fiscal 2019. The Company’s costs of cultivation increased from industry-leading low levels (during Q3 of Fiscal 2018 to Q2 of Fiscal 2019) to Q3 of Fiscal 2019 almost exclusively as a result of a decrease in harvested yields (6,052 kg vs. 8,315 kg in Q2). Since yields towards the end of Q3 of Fiscal 2019 and in Q4 of Fiscal 2019 (to date) are back to acceptable levels per harvest and because the Company expects increased efficiencies as it has increased its number of grow rooms from 52 to 82 (as a result of Phase 4A), the Company currently expects to see its cost of cultivation drop significantly in Q4 of Fiscal 2019 and to drop again in Q1 of Fiscal 2020.

PARADIGM SHIFT ON CULTIVATION
The Company’s management believes that the results that it is experiencing on cultivation – despite the increase in costs in Q3 of Fiscal 2019 – are paradigm shifting for the industry. While the vast majority of incremental production capacity in 2017 and 2018 by competitors was brought through greenhouse (not indoor) production, Organigram focused on a core competency of controlling conditions in precisely built indoor environments with a commitment to continuous improvement and investment in information technology (OrganiGrow). Competitors believed that greenhouse production would produce a lower cost of cannabis by potentially making a sacrifice on quality. Organigram believes that it has achieved the best of both worlds: (1) high quality indoor grown product and (2) a low cost of production. Notwithstanding the achievements obtained to date progress is never linear and short-term setbacks sometimes rise in the quest for continuous improvements. While yields and costs of cultivation have generally improved there may be deviations from quarter to quarter as seen in Q3 of Fiscal 2019. As this is a new industry with evolving trends, it is difficult to predict quarter to quarter variations but with increasing experience management believes that predictability will increase.

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[4]	Adjusted EBITDA is a non-IFRS financial measure. See the cautionary statement regarding non-IFRS financial measures at the beginning of this MD&A.
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GROWTH IN FULL-TIME EMPLOYEE HEAD COUNT
In order to meet its production outlook, the Company has been rapidly expanding its head count. The following graph does not include the services of temporary workers who were relied on heavily in Q3 of Fiscal 2019 to meet demand related to shortages of product supply across the provinces. The Company expects to become more efficient over time including using fewer employees per unit of production but has placed an emphasis on the short and medium term to drive volumes to meet the Canadian adult-use recreational market shortages and establish its market presence.

As at the date of this MD&A, the Company has approximately 705 employees and it currently expects to reach about 850 by the end of calendar 2019. Labour is a significant cost to the Company for both cultivation and in particular in packaging which currently represents the largest operations department in the Company. The Company expects to achieve significant efficiencies in cost per unit as it scales up from producing 36,000 kg/year (beginning of fiscal year 2019) to 61,000 kg/year (present) to ultimately 113,000 kg/yr. Labour is not expected to increase in proportion to production capacity.

CANADIAN ADULT-USE RECREATIONAL MARKET 1.0
The Company successfully entered the adult-use recreational market in Canada in October 2018 with distribution of a selection of full flower, milled flower (blends), pre-rolls and cannabis oil across a portfolio of brands.

The Company continued to experience strong sales in Q3 of Fiscal 2019 and has maintained strong market positions in many provinces thus far including a solid first position in the Maritime provinces, and almost doubled sales to Alberta in Q3 of Fiscal 2019 from Q2 of Fiscal 2019 as Alberta continues its successful and fast retail expansion. Shipments to Ontario were down significantly in Q3 of Fiscal 2019 from Q2 of Fiscal 2019 due to the fact that a pipeline fill was shipped during Q2 of Fiscal 2019 for Ontario’s retail rollout that started on April 1, 2019. While sales in Ontario’s retail stores are strong and represent the majority of Ontario’s product sales there is a limit to which retail stores can call inventory down from the central distribution centre. On July 5, 2019, Ontario announced the future rollout of 50 new retail stores for which the Company expects to do another pipeline fill in the future. There were no shipments to British Columbia during Q3 of Fiscal 2019 as current inventories in that province were sufficient.

Subsequent to quarter end, the Company announced it made its first shipment to Quebec marking coast to coast distribution in all 10 provinces, making Organigram a true national player in the market.

Organigram is fulfilling a gap in the Canadian CBD market. At the end of the quarter, the Company shipped more than 130,000 units of pure CBD oil to markets across Canada. There is significant unmet consumer demand for CBD products and the Company attributes its ability to respond to this demand in part to the success of strategic contractual relationships with 1812 Hemp and Valens.

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During the quarter, Pro-Cert Organic Systems Ltd. (“Pro-Cert”), one of North America’s foremost certification bodies, certified the Company’s recreational cannabis plants and growing processes organic. Organigram is one of the most experienced organic producers in the industry, producing organic medical cannabis for years. There is significant demand for organic cannabis as evidenced by the fact that the Company’s organic medical products are one of the most popular strains among its patients. The certification supports plans to launch the Company’s ANKR Organics product line in the recreational marketplace once there is adequate product accumulated, expected in Q1 of Fiscal 2020.

From a sales structure standpoint, the Company continues to build its infrastructure with a knowledgeable and experienced sales team including field sales representatives and sales management to help to work with retailers and educate staff at the retailer level on Organigram’s various brands.

MEDICAL SALES
From a medical sales standpoint, Q3 of Fiscal 2019 continued to be a stable one for Organigram. Even with the ramping up of the adult-use recreational program, medical sales revenue remained relatively flat. The Company continues to be very focused on the medical side of the business and is committed to ensuring there is no disruption in product availability for its patients.

In September 2018, the Company announced that it would be absorbing the excise tax for its medical patients. The Company’s early estimate is that this program will cost the Company approximately $300 per quarter. As excise costs vary by jurisdiction, this amount may vary depending on the relative jurisdictional mix of sales. This initiative has been well received by both patients and educators and emphasized Organigram’s ongoing commitment to its patients. The Company has also decided to increase its offering to its medical compassionate program, allowing for further access to Organigram products for patients that are on a fixed income.

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REGISTERED PATIENTS
The Company quantifies the number of medical patients as those with an active prescription registration. The Company’s patient count strengthened further in Q3 of Fiscal 2019 although the Company continued to be less aggressive in targeting medical business with the ramping up of the adult-use recreational market. As a result of the shifting dynamics (launch of adult-use recreational market) it will take the Company a number of quarters to be able to fully anticipate the long-term trend of the medical patient count and medical cannabis business in Canada.

ADULT-USE RECREATIONAL BRANDING STRATEGY
The Company has been working on establishing strong brands for use in the adult-use recreational marketplace and understands that there is a desire for variety leading to the creation of a diverse house of brands and products. The Company’s adult-use recreational brands strategy incorporates the Company’s knowledge about current and potential consumers, the industry, future product development and opportunities for growth.

In anticipation of legal adult-use recreational cannabis in Canada, the Company developed a branding strategy, including Edison Cannabis Company, ANKR Organics, Trailer Park Buds and Trailblazer as depicted above and described below. This ‘family of brands’ approach was determined to appeal to targeted and strategic consumer groups based on internal and external research on the modern cannabis consumer.

Positioned as a premium and modern brand for discerning consumers, the Edison Cannabis brand is focused on the four pillars of quality, sophistication, creativity and innovation. Following the successful launch of Edison by the Company to medical patients, the brand platform was tested in late 2017 both internally and externally to validate its strength and potential. The benefits of hand manicured and craft-cured top flower were extended into the Edison Reserve line, which has been well received in the market as the Company’s top quality, indoor grown product.

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Following discussions and working sessions with jurisdictional partners across Canada in preparation for October 2018, the Company made the strategic decision to add to its brand portfolio with the introduction of Trailblazer, a brand targeted towards a value conscious consumer. The brand was designed as a celebration of the citizens, industry and government officials who have committed their lives to creating the legal framework the brand now participates in. The Company launched Trailblazer in selected markets with a product mix consisting of pre-rolls and milled flower (blends) and has recently expanded the brand to include full flower offerings. Trailblazer complements the Company’s premium and organic product offerings. This new product is currently planned to be sold at a value price point across Canada and will produce a breadth of lower, mid and higher THC products.

The ANKR Organics brand has been developed based on the authentic nature of the Company’s lineage in organic growing. As one of the industry’s most experienced organic growers in Canada, the Company believes it will have the credentials and capabilities to deliver a top-quality product through a certified organic process that will resonate with an educated and affluent demographic who see the value in organically grown products. The Company plans to have ANKR Organics product available in flower and oil formats in Q1 calendar 2020.

The Company is currently evaluating the release of Trailer Park Buds, a brand created to appeal to an experienced consumer of cannabis. Following several discussions with regulators, the Company has taken a cautious approach to ensure at launch that all elements of the brand align with regulatory requirements including those relating to marketing, and to also understand the early dynamics of the evolving adult-use recreational market in Canada.

DISTRIBUTION DEALS WITH PROVINCIAL CROWN CORPORATIONS AND OTHER RETAILERS
The Company’s strategic vision is to establish a definitive national footprint which has been realized with coast to coast access. Quebec represented the last province in which Organigram had not shipped to for recreational purposes and that was achieved subsequent to quarter end of Q3 of Fiscal 2019 in June 2019.

The provinces have different distribution approaches with sales being conducted through both private and public brick and mortar retail stores as well as through and online websites.

The Company believes it has a strong market position in the Atlantic, Ontario and Alberta markets and believes it can be a key player in Quebec as well. British Columbia remains a challenge for Organigram as a result of the current market conditions.

CANADIAN ADULT-USE RECREATIONAL MARKET 2.0
The Company is ramping up its plans for the anticipated legalization of edibles and derivative products later in calendar 2019. Organigram has an exclusive consulting agreement with TGS International LLC (“TGS”), a vertically-integrated cannabis company which owns and operates over 300,000 square feet of state licensed and regulated production, processing, and manufacturing facilities, as well as 16 medicinal and/or adult-use retail locations in the state of Colorado5. Insights have been gained through the relationship with TGS to better understand demand on particular product forms, as well as market share trends over time.

The regulations governing cannabis edibles and other derivative based products in Canada are expected to come into force on October 17, 2019 with new products becoming available for purchase no earlier than mid-December 2019.

Organigram has made significant progress in its plans and believes it will be ready to sell some products as early as December 2019. As noted above, the Phase 5 expansion is on schedule and will include an edibles and derivative facility as well as more extraction capacity in order to prepare for the Rec 2.0 launch. The Company is currently focused on the two most popular cannabis product forms based on data for US state sales: vaporizer pens and edible products. Estimates suggest that vaporizer pens, alone, currently represent the largest segment of derivative and edible products at about 23%6 of cannabis sales based on form factor. Edibles, including cannabis-infused beverages, are the next largest segment at about 13%6 of cannabis sales.

Organigram is focused on achieving a leadership position in the “Rec 2.0” market by offering customers innovative, high quality products with access to cutting-edge technology. The Company intends to deploy a strategy aimed at product depth as opposed to breadth to maintain its strong track record of delivering on supply commitments, which is critical to building brand equity. The Company expects to be ready to sell vaporizer pen products when they become available for purchase in December 2019 and has plans to sell cannabis-infused chocolates and a variety of dried powder formulation beverage products in early calendar 2020.

Subsequent to quarter end, in June 2019, Organigram announced two innovative partnerships with two vaporizer hardware and technology companies to be able to offer vaporizer pens to all its provincial partners with a view to achieving coast to coast distribution. The Company was selected as one of the four Canadian launch partners of PAX Era, the premium oil vaporizer created by PAX Labs, Inc. (“PAX”) a leading consumer technology brand in the design and development of premium vaporizers for dry flower and concentrates. PAX has sold more than 500,000 Era devices for oil concentrates and over one million devices in the flower vaporizer category. Pursuant to the terms of a supply agreement with PAX, Organigram will produce and fill Edison Cannabis Company-branded pods specifically for the PAX Era platform.

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[5]	The Company has no equity or other financial interest in TGS, nor does it provide TGS with any products or services. The terms of the agreement provide for a royalty payment to TGS on products sold in Canada. Organigram has no investment or ownership in any entity in the United States nor does it provide any products or services to entities in the United States.

[6]	QUICK TAKE - Cannabis - Cowen's THC Tracker: U.S. Brands - Cowen and Company, March 29, 2019
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The Company also signed a supply agreement with Feather Company Ltd. (“Feather”) for an exclusive license to Feather’s proprietary vaporizer pen technology and form factor in Canada. The disposable vaporizer pen as well as an agreement with a differentiated supplier of 5/10 thread cartridges will complement the supply arrangement with PAX.

In furtherance of its edibles strategy, the Company has engaged Canada’s Smartest Kitchen to work collaboratively to develop a series of edible products, specifically focused on chocolate and announced a $15 million investment commitment in a state-of-the-art chocolate production line. Organigram’s product development and production team have more than 25 years of combined chocolate expertise and experience. The full offering under development is anticipated to be supported by a carefully curated collection of partners and suppliers identified for their global expertise and commitment to quality. The line is expected to allow for the product development team to introduce chocolate innovations unique not only to the cannabis industry, but to the chocolate industry as a whole.

As previously announced, Organigram has developed a proprietary nano-emulsification technology that is anticipated to provide an initial onset of the effects of the cannabinoids within 10 to 15 minutes. The emulsion process developed by the Organigram team generates micro-particles that are very small and uniform (size of 20 nanometers), translating to an absorption and onset of effect that is believed to be rapid, reliable and controlled. With traditional edibles and beverages, the body spends significant time breaking down fat soluble cannabinoid particles which are then absorbed and metabolized in the body before the effects are felt. This lengthy process can result in accidental overconsumption and undesirable experiences. Organigram, subject to the receipt of any required approvals, plans to conduct further testing, to confirm the onset of action and duration of effect.

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The nano-emulsion technology appears to be stable to temperature variations, mechanical disturbance, salinity, pH, and sweeteners.

The Company’s researchers have also recently developed a way to transform this emulsification system into a solid form, turning it into a dissolvable powder. This shelf-stable, thermally-stable, water-compatible and palatable cannabinoid nano-emulsion formulation is also expected to provide an initial onset of effect within 10 to 15 minutes if used in any beverage.

The powdered formulation, subject to confirmatory testing and commercialization, holds the potential to offer consumers a measured dose of cannabinoids which they can then add to the beverage of their choice, while also offering the discretion, portability and shelf life expected of a dry formulation.

The Company is currently planning to launch a variety of dried powder formulation beverage products in early calendar 2020 and is actively seeking a strategic partner with proven experience in beverage product development to take advantage of the liquid formulation it has developed.

In addition to its derivative and edibles facility, the Company is expanding in-house extraction capabilities to prepare for Rec 2.0 and also entered into a multi-year agreement with Valens during Q2 of Fiscal 2019 as described above.

For additional details on expanding capacity for the second phase of Canadian Adult-Use Recreational Market Launch or “2.0”, see “Phase 5 Refurbishment – In Progress” in this MD&A.

INTERNATIONAL CANNABIS & CBD MARKETS
The Company continued to monitor its investments during Q3 of Fiscal 2019.

Alpha-Cannabis Germany
On October 17, 2018, the Company announced that it had, through a wholly-owned subsidiary, executed an investment agreement dated as of October 10, 2018 with alpha-cannabis® Pharma GmbH (“Alpha-Cannabis Germany” or “ACG”), located in Stadthagen, Germany, pursuant to which the Company acquired 8,333 common shares of ACG, representing a 25% interest in the aggregate issued and outstanding capital of ACG, on a fully diluted basis, for an aggregate investment of €1,625,000 (approximately $2.44 million) plus an additional amount of up to €875,000 (approximately $1.35 million) payable to ACG by way of issuance of Common Shares by the Company upon achievement of certain milestones.

Established in 2016, ACG is a privately-held company that is strategically positioned to serve the German medical cannabis market, which is quickly becoming one of the largest markets for medical cannabis in the world. With a team of highly experienced and reputable specialists from the pharmaceutical industry with scientific and business backgrounds, ACG is focused on the development, production and marketing of cannabis-based active pharmaceutical ingredients and pharmaceuticals.

The Company will provide ACG with dried cannabis flower as well as sweet leaf for conversion into extracts for the burgeoning German medical cannabis market. Further, the parties also entered into an agreement whereby the Company has an option to purchase pure synthetic CBD isolate from Alpha-Cannabis Germany.

Organigram and ACG jointly submitted a tender for domestic cultivation in Q1 2019. In April 2019, the Company and ACG learned they were not awarded any lots for domestic cannabis production by Germany’s Federal Institute for Drugs and Medical Devices. The Company believes another tender process is likely in the near future. With further improvements to ACG facilities underway as well as additional licensing expected, Organigram believes ACG and itself will be better-positioned in the next tender process for domestic cultivation.

Eviana
On October 2, 2018, the Company along with an institutional strategic investor each participated 50% in a $10 million senior unsecured convertible debenture offering (the “Debenture Offering”), which included share purchase warrants, by Eviana Health Corporation (“Eviana” or the “Issuer”) by way of a private placement investment. The combination of the $5 million convertible debentures and share purchase warrants provide the Company with a potential ownership interest of up to 21.4%, subject to certain restrictions, should it so desire to exercise its rights.

Eviana is a Canadian Securities Exchange listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa. Eviana holds certain assets in Serbia relating to the cultivation of industrial hemp plant including but not limited to:

  310 metric tonnes (before separation and selection) of harvested hemp from 2017 and 2018;

  A 40,000 sq. ft. processing facility in Mladenovo, Serbia (near Novi Sad); and

  A 22,000 sq. ft. pharma-grade leased facility in Belgrade which houses ethanol and CO2 extraction equipment.

Additionally, the Company entered an offtake agreement with Eviana whereby the Company has the right, but not the obligation, to purchase up to and including 25% of Eviana’s annual CBD production (or a comparable form, including CBD crystals) for a period of five years from when it is first made commercially available by Eviana at 95% of the agreed raw CBD oil wholesale market price.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	21

Further information regarding the terms and conditions of this investment, including accounting methodology, is disclosed in the Company’s Interim Financial Statements and press release.

OTHER STRATEGIC INVESTMENTS AND DEVELOPMENTS
The Company remains committed to the development and/or acquisition of cannabis or hemp related production assets in Canada or abroad (subject to compliance with applicable law), intellectual properties, technologies or other assets that are synergistic to the Company’s Canadian and/or international strategies.

Hyasynth
On September 12, 2018, the Company entered into a strategic investment to purchase an aggregate of $10 million convertible secured debentures (the “Hyasynth Debentures”) of Hyasynth Biologicals Inc. (“Hyasynth”), a biotechnology company based in Montreal and leader in the field of cannabinoid science and biosynthesis, in three separate tranches. Organigram has purchased $5 million in secured convertible 8% Hyasynth Debentures and has further agreed to purchase up to an additional $5 million of Hyasynth Debentures in a series of two other tranches of $2.5 million each based on Hyasynth attaining certain production milestones and the satisfaction of certain other customary closing conditions.

Hyasynth has patent-pending enzymes, yeast cells and processes that make it possible to produce phytocannabinoids and phytocannabinoid analogues in genetically modified strains of yeast. These proprietary enzymes and yeast strains have allowed Hyasynth to produce CBG, CBD and THC for novel and specialized products such as vaporizable cannabis products and cannabis infused beverages for a fraction of the cost of traditional plant-based production. The Company anticipates that its investment in Hyasynth will provide the Company with early access to what it expects to be the future of cannabinoid production. The Company expects that cost-effectiveness and scalability will be necessary to meet the needs of both the Canadian and global cannabis markets.

In addition to the investment, Organigram has the right to purchase potentially all of Hyasynth’s cannabinoid or cannabinoid-related production at a 10% discount to the wholesale market price for a period of ten years. In addition to the major cannabinoids such as CBD and THC, Hyasynth is also pursuing the production and scale-up of minor cannabinoids found only in limited quantities in the cannabis plant. One subset of these minor cannabinoids includes propyl-cannabinoids such as cannabigerivarin (CBGV) and tetrahydrocannabivarin (THCV). While the Company expects that there will always be a need for premium indoor grown cannabis flowers, working with Hyasynth offers the potential to more quickly respond to market demand for cannabinoid-based recreational and medical cannabis products.

Further information regarding the terms and conditions of this investment, including accounting methodology, is disclosed in the Company’s Interim Financial Statements and press release.

SALE OF TRAUMA HEALING CENTERS
On October 16, 2018, the Company completed the sale of all of the issued and outstanding shares of Trauma Healing to Harvest Medicine Inc. (“HMED”), a wholly-owned subsidiary of VIVO Cannabis Inc. (“VIVO”), for an aggregate purchase price of $1.2 million, which was satisfied by the issuance of common shares in the capital of VIVO at a price per share equal to the ten-trading day VWAP immediately prior to the closing of the transaction. The Company made the decision to divest its interest in Trauma Healing in order to focus its efforts on the emerging adult-use recreational cannabis market. The Company did not view Trauma Healing as a part of its core business and does not anticipate that the disposal of its interest in Trauma Healing to have any material impact on the expected financial performance of Organigram going forward.

SUPPLY AGREEMENT FOR HEMP FOR CBD EXTRACTION
On January 18, 2019, the Company entered into an agreement with 1812 Hemp, a New Brunswick based industrial hemp research company to secure supply and support research and development on the genetic improvement of hemp through traditional plant breeding methods. 1812 Hemp is focused on further developing a line of Canadian cultivars (specific varieties of plants cultivated to enhance desirable qualities) of high cannabidiol yielding hemp for the Canadian climate.

Pursuant to the supply agreement, the Company will receive a 25% discount on all dried product purchased from 1812 and will have continued access to future 1812 harvests from December 17, 2018 to December 16, 2023, with the option to extend for an additional five-year period. The Company made a payment of $1.5 million to 1812 in connection with this supply agreement. Organigram acquired access to approximately 6,000 kg of dried hemp flower harvested in the fall of 2018, which it mostly acquired in Q3 of Fiscal 2019. 1812 is currently targeting a harvest of 60,000 kg of dried hemp flower for 2019.

In addition, pursuant to the supply agreement with 1812, Organigram has a right-of-first refusal on future procurement of hemp from 1812, which is expected to increase significantly in 2019 and beyond.

USE OF PROCEEDS OF PRIOR FINANCINGS
The following table sets out the Company’s previously disclosed expected uses of prior financings as set out in the prospectus filings of prior financings, which include: i) the proceeds of the offering of the December 2017 units; and ii) the proceeds of the offering of the January 2018 Debentures.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	22

FUNDS THE
	ESTIMATED FUNDS	COMPANY		EXPECTED
	REQUIRED FOR	EXPECTS TO		TIMEFRAME FOR	EXPECTED
	COMPLETION AS AT	REQUIRE FOR	ACTUAL FUNDS	COMPLETION AS	TIMEFRAME FOR
	THE DATE OF THE	COMPLETION AS	SPENT AS OF THE	AT THE DATE OF	COMPLETION AS
	RELATED	AT THE DATE	DATE OF THIS	THE RELATED	AT THE DATE
	PROSPECTUS	HEREOF	MD&A	PROSPECTUS	HEREOF

Moncton Campus expansion (Phase 4)	$95.0 million	$51.7 million	$75.5 million	December 2019	December 2019

Strategic international opportunities	$5.4 million to $21.6 million[1]	$5.4 million to $21.6 million[1]	$7.6 million[2]	Ongoing	Ongoing

Strategic domestic expansion	Up to $43.1 million	Up to $43.1 million	$5.1 million	Ongoing	Ongoing

Hemp market presence	Up to $10.8 million	Up to $10.8 million	$1.5 million	Ongoing	Ongoing

(1) Comprised of December 2017 and January 2018 financings
(2) Excludes contingent consideration that is to be settled in Common Shares of the Company

As set out in the table above, the majority of the Company’s existing funds have been allocated for specific purposes, particularly related to the expansion of the Moncton Campus and strategic opportunities (refer to the “Cannabis Cultivation, Processing, Extraction and Packaging” section in this MD&A). At this stage, potential strategic acquisitions are at various stages of progression and the allocation of funds may change depending on the strategic priorities of the Company and management’s assessment of the competitive landscape.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	23

6. SELECTED INFORMATION, DISCUSSION OF OPERATIONS AND SUMMARY OF QUARTERLY RESULTS

CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES
The Company uses certain non-IFRS performance measures such as adjusted EBITDA (excluding fair value adjustment to inventory and biological assets), adjusted gross margin and adjusted gross profit within this MD&A or other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS and therefore amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the cautionary statement at the beginning of this MD&A.

Financial figures relating to prior periods in the eight quarter comparatives table captioned “Summary of Quarterly Results” have been restated due to the reclassification of discontinued operations (see note 24 of the Interim Financial Statements) and the reclassification of shipping expense from selling and marketing expense to cost of sales (see note 25 of the Interim Financial Statements).

Financial and Operating Highlights

	Q3-19	Q2-19	% CHANGE	Q3-18		% CHANGE

Financial Results

Gross revenue	$30,361	$33,473	-9%	$3,435		784%

Net revenue	$24,750	$26,934	-8%	$3,435		621%

Gross margin before fair value adjustments	$12,277	$16,044	-23%	$1,644		647%

Gross margin % before fair value adj.	50%	60%	-10%	48%		2%

Selling, general and administrative expense	$11,109	$9,726	14%	$3,945		182%

Income (loss) from operations	$(11,288)	$(1,768)	538%	$7,765		-245%

Net income (loss) from continuing operations	$(10,180)	$(6,386)	59%	$4,086		-349%

Net income (loss) from continuing operations per common share, basic	$(0.068)	$(0.049)	39%	$0.033		-306%

Net income (loss) from continuing operations per common share, diluted	$(0.068)	$(0.049)	39%	$0.030		-327%

Financial Position

Working capital	$206,797	$141,316	46%	$178,519		16%

Inventory and biological assets	$114,238	$114,969	-1%	$26,889		325%

Total assets	$427,989	$376,150	14%	$272,128		57%

Operating Results

Average net selling price of dried flower equivalents	$5.36	$5.40	-1%	$7.25	[1]	-26%

Kilograms harvested	6,052	8,315	-27%	1,208		401%

Kilograms sold - dried flower equivalents - flower and oil*	4,615	4,987	-7%	474		874%

* Dried flower equivalents are based on the conversion of oil sales at a standard rate of 9ml/g for recreational oil and 4.5ml/g for medical oil.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	24

NET REVENUE FROM CONTINUING OPERATIONS
The net revenue for the Company is defined as gross revenue, less any customer discounts, sales returns and excise taxes. Revenue consists primarily of dried flower and cannabis oil but also related accessories and, at times, wholesale sales. For the purpose of reviewing revenue figures, the Company is most interested in recreational and medical sales of dried flower and oil, which have increased as illustrated below.

REVENUE
The Company’s revenue from continuing operations includes dried flower (including pre-rolls and milled flower blends) and cannabis oil for the adult recreational marketplace and the aforementioned as well as accessories revenue to medical patients. For the three months ended May 31, 2019, the Company posted net revenues of $24,750 from approximately 3,926 kg of dried flower and approximately 5,090 L of oil sold versus $3,435 for the three months ended May 31, 2018 from the sale of approximately 303 kg of dried flower and approximately 768 L of oil.

For the nine months ended May 31, 2019 the Company posted net revenues of $64,123, which were comprised of approximately 9,910 kg of dried flower and approximately 13,372 L of oil sold, versus $9,231 for the nine months ended May 31, 2018 from the sale of approximately 736 kg of dried flower and approximately 1,739 L of oil. The year-over-year increase in revenue is entirely attributable to the adult-use recreational market being legalized on October 17, 2018. Q3 of Fiscal 2019 marks the Company’s second complete quarter under this market.

Q3 of Fiscal 2019 net revenue decreased slightly from Q2 of Fiscal 2019, mainly due to the timing of initial shipments to Quebec that occurred subsequent to quarter-end, a pipeline fill to Ontario in Q2 of Fiscal 2019 which was not fully matched by recurring orders in Q3 of Fiscal 2019 and fewer reorders from British Columbia due to sufficient inventories on hand. This was partially offset by significant growth in Atlantic Canada and Alberta.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	25

KILOGRAMS SOLD – DRIED FLOWER
The Company quantifies dried flower sold in the measurement of kilograms (kg). The Company experienced a 1,194% and 1,246% increase in grams sold for the three and nine months ended May 31, 2019, respectively, compared to the prior year comparative periods. This increase is entirely attributable to the legalization of adult-use cannabis for recreational purposes in October 2018 and the Company’s decision to less aggressively pursue new medical clients.

The slight volume decrease from Q2 to Q3 of Fiscal 2019 is attributable primarily to two factors: (i) initial shipments to Quebec that occurred in Q4 instead of Q3 as originally anticipated, and (ii) Ontario having ordered a large product pipeline in Q2 for the retail roll-out that began on April 1, 2019 that was not matched by reorders in Q3. The Company expects Ontario to place another pipeline fill in late August or September to prepare for the opening of 50 additional retail stores on October 8, 2019.

LITERS SOLD – CANNABIS OIL
The Company quantifies cannabis oil sold in the measurement of liters (L). The Company’s cannabis oil for the adult-use recreational market has a lower cannabinoid concentration of 10 mg/ml compared to 20 mg/ml for the medical market and therefore the Company will achieve more revenue per ml on medical oil but more revenue per cannabinoid content on recreational oil. As a result of the legalization of recreational cannabis as well as increased demand for oil from the medical market, the Company increased its sales of cannabis oil volumes by 562% and 669% for the three and nine months ended May 31, 2019, respectively, compared to the prior year comparative periods.

Retail oil sales were impacted by two opposing factors. THC heavy oil products slowed as retail appetite for that product is less than originally contemplated. However, the overall demand for CBD dominant oil was underserved in the Canadian market and towards the end of Q3 the Company made its first shipments to various provinces to take advantage of this opportunity. CBD sales are strong, and the Company continued to ship CBD-dominant oils in Q4 as well.

On the medical side the Company continued to grow its oil sales (including CBD) as the mix in medical continues to shift from flower to oil.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	26

COST OF SALES AND GROSS MARGIN
The gross margin from continuing operations for the three months ended May 31, 2019 was ($179) compared to $11,710 for the prior year comparative period. The decrease in gross margin year-over-year was primarily a result of the negative fair value change on biological assets and inventory sold in the current year primarily due to changes in estimates, whereas in the prior year, gross margin was largely driven by the fair value gain on biological assets due to the ramping up of production in advance of the adult-use recreational market launch in October 2018. Further, indirect costs were higher on a year-over-year basis due to write-downs related to the Company phasing out some of its older packaging materials for newer, more consumer-friendly packaging, which resulted in a further reduction to gross margins.

For the nine months ended May 31, 2019, gross margin was $59,526 compared to $19,184 for the nine months ended May 31, 2018. The year-to-date increase in gross margin is a result of the significant contribution of revenues generated from the adult-use recreational market plus the fair value gain recorded on biological assets compared to the prior year gross margin, which was the result of the fair value gain on biological assets and a much smaller medical-only revenue base.

Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 - Agriculture. The increase in fair value adjustments on a fiscal year-to-date basis is due to additional production capacity that began to come online near the end of August 2018 and which continued throughout the fiscal year, which was offset by changes in the various input assumptions to value the biological assets. See “Cannabis Cultivation, Processing, Extraction and Packaging Growing Configuration” of this MD&A.

The cost of sales primarily consists of the following:

  Costs of sales of cannabis (dried flower and oil) include the direct costs of materials and labour and depreciation of manufacturing related items such as building, and equipment related to the production of cannabis sold. This includes growing, cultivation and harvesting costs, quality assurance and quality control, as well as packaging and labelling.

  Cost of sales also includes the costs related to other products such as vaporizers and cookbooks.

  Cost of sales also includes shipping expenses to deliver product to the customer. Prior period amounts have been restated to conform to the current period presentation (Note 25 of the Interim Financial Statements).

  Production costs of late-stage biological assets that are disposed of and inventory that does not pass the Company’s quality assurance standards or is obsolete are expensed to indirect production. Indirect production for the three and nine months ended May 31, 2019 was $1,051 and $2,064, respectively, compared to $360 and $1,002 for the prior year comparative periods. The increase over the prior year is primarily a result of non-recurring write-downs related to the Company phasing out some of its older packaging materials for newer, more consumer-friendly packaging.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	27

Illustrative Overview of Composition and Flow of Biological Assets, Inventories, and Cost of Sales

Notes:

1.

The above illustration is for informational purposes only and should not be viewed as an exact representation of the actual flow of inputs and outputs. Certain items referenced above may not have a standard meaning under IFRS and therefore should be considered non-IFRS measures. Readers should refer to the notes of the August 31, 2018 year-end financial statements for the official accounting policies.

2.

The majority of stock options expense related to the manufacturing and operations groups and most of the Moncton Campus depreciation is captured as part of cultivation costs, however a certain amount of these costs are also added during the post-harvest and extraction phases.

3.

Fair value adjustments are made to the cost basis of biological assets which collectively become the cost basis of inventories. Inventories are then carried at the lower of cost and net realizable value. When sold a portion of inventory is charged to cost of sales (actual costs) with the remainder (FV adjustments) to “Fair value adjustments to biological assets” on statements of income.

4.	Excise taxes are excluded from this diagram and are reflected as a netting adjustment against revenue for presentation purposes in the consolidated financial statements.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	28

The following tables reconcile the Company’s gross margin before fair value adjustments from its Canadian recreational and medical sales with its reported revenue, cost of sales and gross margin (before fair value adjustments):

Note 1:	Other includes: credits related to the recall and accessories

Note 2:	Cost of sales includes shipping costs which are reclassified for FY’2018 to conform with current year presentation and excludes indirect production costs.

Note 3:	Includes cultivation assets that did not meet quality assurance standards that is expensed immediately during the period and obsolete packaging FY’2018 amounts are higher due to product destroyed related to the voluntary recall

Note 4:	Adjusted Gross Margin (non-IFRS measure) is gross margin before fair value adjustments on biological assets and inventories.

Note 5:	See cautionary statements regarding the use of non-IFRS financial measures at the beginning of this MD&A.

Note 6:	Readers are cautioned with comparing cost of sales on the income statement with “cost of cultivation” expressed earlier in the MD&A. Cost of cultivation excludes packaging costs. Further, even excluding packaging, the cost of cultivation takes time to work through to cost of sales as harvests are “inventoried” first and expensed to cost of sales only when the product is sold.

Note 7:	Oil sales are converted at a standard rate of 9ml/g for recreational oil and 4.5ml/g for medical oil.

* DFE means dried flower equivalent, a non-IFRS measure, and is based on the conversion of oil sales to an equivalent measure as described in Note 7 above.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	29

Note 1:	Other includes: credits related to the recall and accessories

Note 2:	Cost of sales includes shipping costs which are reclassified for FY’2018 to conform with current year presentation and excludes indirect production costs.

Note 3:

Includes cultivation assets that did not meet quality assurance standards that is expensed immediately during the period and obsolete packaging. FY’2018 amounts are higher due to product destroyed related to the voluntary recall

Note 4:	Adjusted Gross Margin (non-IFRS measure) is gross margin before fair value adjustments on biological assets and inventories.

Note 5:	See cautionary statements regarding the use of non-IFRS financial measures at the beginning of this MD&A.

Note 6:

Readers are cautioned with comparing cost of sales on the income statement with “cost of cultivation” expressed earlier in the MD&A. Cost of cultivation excludes packaging costs. Further, even excluding packaging, the cost of cultivation takes time to work through to cost of sales as harvests are “inventoried” first and expensed to cost of sales only when the product is sold.

Note 7:	Oil sales are converted at a standard rate of 9ml/g for recreational oil and 4.5ml/g for medical oil.

* DFE means dried flower equivalent, a non-IFRS measure, and is based on the conversion of oil sales to an equivalent measure as described in Note 7 above.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	30

ADJUSTED GROSS MARGIN AND ADJUSTED GROSS MARGIN % (EXCLUDES FAIR VALUE ADJUSTMENTS)
This is a non-IFRS measure4 and the Company calculates adjusted gross margin as net revenue less cost of goods sold and indirect production, divided into net revenue. The fair value adjustment to biological assets and inventory is excluded as management believes the exclusion is an alternative representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure calculated in accordance with IFRS is gross margin. Prior quarters have been adjusted to only reflect results from continuing operations and the reclassification of shipping expenses. See notes 24 and 25 of the Interim Financial Statements.

The increase in adjusted gross margin up to Q1 of Fiscal 2019 is consistent with the Company’s low cost of production and ability to sell most of its products at the medium to high end of the product categories. The decline in adjusted gross margin in Q3 of Fiscal 2019 is primarily a result of an increase in production costs to meet demand, a temporary decline in production yields during Q3 of Fiscal 2019, and write-downs of legacy packaging materials that have been replaced with new, more consumer-friendly packaging. On a fiscal year-to-date basis, the Company’s adjusted gross margin was $37,143, or 58%.

Because the net revenue and gross margin were impacted by the effect of recall returns in Q2 of Fiscal 2018 (+$471) and to a lesser extent in Q3 of Fiscal 2018 (+$22), readers may prefer to look at the gross margin (excluding fair value adjustment) and net revenue both excluding the recovery related to the recall credits as follows:

GENERAL AND ADMINISTRATIVE
For the three months ended May 31, 2019, the Company incurred expenses from continuing operations of $4,622 compared to $1,297 (excluding Trauma Healing of $259) in the prior year comparative period. The increase from the comparable periods is related to an increase in internal resources, office and general expenses, office building depreciation, professional fees in connection with cross-listing to the NASDAQ and other transactions, and public company-related costs as the Company increased sales and production volumes in connection with the launch of the adult-use recreational market and the upcoming launch of the cannabis derivative markets expected in December 2019.

For the nine months ended May 31, 2019, the Company incurred expenses from continuing operations of $9,428 (excluding Trauma Healing of $75) compared to $3,952 (excluding Trauma Healing of $791) in the prior year comparative period. The increase year-over-year is related to the same factors noted above.

___________________________________________________
[4]	See the cautionary statement regarding the use of non-IFRS financial measures at the beginning of this MD&A.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	31

SALES AND MARKETING
Increased sales volumes, the introduction of the adult-use recreational market, and preparation for the upcoming Cannabis 2.0 launch in December 2019 has resulted in increased spending quarter-over-quarter, and year-over-year. These expenses include increased client service and sales staff, educational materials, as well as commissions on sales. For the three months ended May 31, 2019, the Company incurred sales and marketing expenses from continuing operations of $4,441 compared to $1,492 (excluding Trauma Healing of $15) for the three months ended May 31, 2018.

For the nine months ended May 31, 2019, the Company incurred sales and marketing expenses from continuing operations of $9,905 compared to $3,349 (excluding Trauma Healing of $57) for the prior year comparative period. The increase year-over-year is related to the same factors noted above.

Sales and marketing and general and administrative (“SG&A”) expenses were $9,063 (excluding non-cash share-based compensation) for Q3 of Fiscal 2019, up from $2,789 in Q3 of Fiscal 2018. As a percentage of net revenue however, SG&A expenses decreased to 37% from 81% in Q3 of Fiscal 2018 as the Company realized some benefit of scale and continued to focus on prudent spending.

SHARE-BASED COMPENSATION
The Company recognized $2,046 and $7,003 in share-based compensation for the three and nine months ended May 31, 2019, respectively, compared to $1,156 and $3,056 for the prior year comparative periods. For the three months ended May 31, 2019, 792,000 options were granted, valued at $4,054, compared to 170,000 options granted in the prior year comparative period, valued at $348. There were no options granted to key management personnel during the three months ended May 31, 2019 and 2018. The increase in share-based compensation expense year-over-year is primarily a result of current year fair value assumptions such as volatility and share price driving a much higher fair value per option granted and generally more options being granted as a result of the Company’s increased headcount.

For the nine months ended May 31, 2019, 2,624,500 options were granted, valued at $9,547, compared to 1,866,648 options granted in the prior year comparative period, valued at $3,590. Included in the nine months ended May 31, 2019 were 685,000 options granted to key management personnel compared to 1,461,648 options granted for the nine months ended May 31, 2018.

Included in the three and nine months ended May 31, 2019 were nil and 631,949 restricted share units (“RSUs”), respectively, issued to key management personnel and members of the Board of Directors compared to nil and nil RSUs issued for the three and nine months ended May 31, 2018.

Share-based compensation was valued using the Black-Scholes valuation model for stock options and the fair value of the shares on the date of the grant for RSUs and represents a non-cash expense. Additional share-based compensation grants after the period end have been disclosed under the Subsequent Events section of this MD&A.

FINANCING COSTS AND INVESTMENT INCOME
On January 31, 2018, the Company issued $115,000 of convertible debentures paying a 6% coupon interest (the “Debentures”). The Debentures were convertible into Common Shares at a price per Common Share of $5.42 and had a maturity of January 31, 2020. The increase in financing costs to $8,883 for the nine months ended May 31, 2019 from $5,737 in the prior year comparative period is primarily attributable to the Debentures outstanding for a longer time period during the current fiscal year. The decrease in financing costs to $379 for the three months ended May 31, 2019 from $4,257 in the prior year comparative period is primarily attributable to the complete conversion of the convertible debentures (described below) and there not being any significant debt outstanding until the closing of the senior secured credit facility on May 31, 2019 (described in “Balance Sheet, Liquidity and Capital Resources” section of MD&A). Financing costs are comprised of interest expense and the amortization of transaction costs and discount of the long-term debt and the Debentures that were outstanding during the period.

On February 27, 2019, the Company elected to exercise its right under the indenture governing the Debentures to force conversion of all of the principal amount outstanding of the remaining Debentures on April 1, 2019 into Common Shares of the Company, which right was triggered upon the daily VWAP of the Common Shares exceeding $7.05 for any 10 consecutive trading days.

During the three and nine months ended May 31, 2019, $53,653 and $112,982 in Debentures, respectively, were converted into 9,899,071 and 20,845,372 Common Shares, which was a result of the complete conversion of all the Debentures on April 1, 2019 and the payment of accrued interest (less any required deductions or withholdings) being paid in cash. The Company did not issue fractional Common Shares on the conversion. Instead, the Company, in lieu of delivering a certificate representing such fractional interest, made a cash payment to the holder of an amount equal to the fractional interest in accordance with the indenture. As of April 1, 2019, no further liability or obligation exists with respect to the Debentures.

Investment income of $17 and $492 was earned for the three and nine months ended May 31, 2019, respectively, compared to investment income of $578 and $959 for the prior year comparative periods. The investment income is related to interest earned on the short-term investments of $40,000 at May 31, 2019 ($124,200 – May 31, 2018), offset by non-cash fair value losses on the mark-to-market revaluation of marketable securities.

INVESTMENTS IN ASSOCIATES AND CONTINGENT CONSIDERATION
During Q1 of Fiscal 2019, the Company made three strategic and international investments as described previously in this MD&A, which are being accounted for as investments in associates in the Company’s financial statements. During the three and nine months ended May 31, 2019, the Company’s share of loss from these investments in associates was $415 and $922 compared to $nil and $nil in the prior year comparative periods. Since all three of these investments are effectively in the start-up or early phases of their operations, these losses are to be expected.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	32

In connection with the Alpha-Cannabis Germany investment, the Company had committed to contingent consideration to be paid in the form of Common Shares of the Company upon the achievement of certain milestones by Alpha-Cannabis Germany. This contingent consideration liability is carried at fair value in the Company’s statement of financial position. For the three and nine months ended May 31, 2019, the Company recorded an unrealized loss of $415 and $922 on the revaluation of this liability compared to $nil and $nil in the prior year comparative periods. The loss is primarily attributable to the appreciation in the market price of the Company’s Common Shares.

NET INCOME (LOSS) FROM CONTINUING OPERATIONS
Net loss from continuing operations for the three months ended May 31, 2019 was $10,180 or $(0.068) per Common Share (basic and diluted), compared to net income from continuing operations of $4,086 or $0.033 per Common Share (basic) and $0.030 per Common Share (diluted) for the prior year comparative period. The loss for the current quarter was primarily a result of negative fair value changes to biological assets and inventory sold primarily as a result of revised estimates and higher selling, general and administrative expense as the Company continues to scale up. The net income in the prior year comparative period was entirely driven by positive fair value changes in biological assets and inventory as the Company ramped up production in advance of the launch of adult-use recreational cannabis in October 2018.

Net income from continuing operations for the nine months ended May 31, 2019 was $12,950 or $0.095 per Common Share (basic) and $0.089 per Common Share (diluted), compared to net income from continuing operations of $4,049 or $0.035 per Common Share (basic) and $0.031 per Common Share (diluted) for the prior year comparative period. The increase in net income over the prior year-to-date period is due to the fair value adjustment on biological assets and inventories as well as the legalization of cannabis for the adult-use recreational market on October 17, 2018, which resulted in a significant increase in revenue over the prior year period, when only the medical cannabis market existed.

DISCONTINUED OPERATIONS
During the fourth quarter of 2018, management decided to discontinue operations of Trauma Healing. During the first quarter of 2019, the sale of Trauma Healing was completed to VIVO Cannabis Inc. Revenue and expenses, gains and losses relating to the discontinuation of Trauma Healing have been eliminated from profit or loss from the Company’s continuing operations and are shown as a single line item in the statements of income and comprehensive income. The Company made the decision to divest its interest in Trauma Healing in order to focus its efforts on the emerging adult-use recreational cannabis market. The Company did not view Trauma Healing as a part of its core business and does not anticipate that the disposal of its interest in Trauma Healing to have any material impact on the expected financial performance on Organigram going forward.

The net loss from discontinued operations during the three months ended May 31, 2019 was $nil or $nil per share (basic and diluted), compared to a net loss of $1,266 or $(0.010) per Common Share (basic and diluted) in the prior year comparative period. Net loss from discontinued operations during the nine months ended May 31, 2019 was $38 or $nil per Common Share (basic and diluted), compared to $1,553 or $(0.013) per Common Share (basic and diluted) for the prior year comparable period. The loss in the prior year is primarily attributable to the impairment of goodwill for $1,156 recorded in Q3 of Fiscal 2018.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	33

SUMMARY OF QUARTERLY RESULTS

Quarterly Results	Q4-F17	Q1-F18	Q2-F18	Q3-F18	Q4-F18	Q1-F19	Q2-F19	Q3-F19

Net revenue from continuing operations	1,822	2,399	3,395	3,435	3,213	12,439	26,934	24,750

Net income (loss) from continuing operations	(1,957)	(1,229)	1,190	4,086	18,091	29,517	(6,386)	(10,180)

Net income (loss) from continuing operations per common share, basic	(0.020)	(0.012)	0.010	0.033	0.157	0.231	(0.049)	(0.068)

Net income (loss) from continuing operations per common share, diluted	(0.020)	(0.012)	0.009	0.030	0.152	0.195	(0.049)	(0.068)

The legalization of adult-use cannabis for recreational purposes in October 2018 resulted in a significant increase in revenue in Q1 of Fiscal 2019, which continued through Q3 of Fiscal 2019 as the recreational market matures and stabilizes. Prior to this period, the Company was incrementally growing its medical cannabis business, while also preparing for the launch of adult-use cannabis market for recreational purposes.

Net income between Q1 of Fiscal 2018 through to Q1 of Fiscal 2019 increased primarily as a result of the Company’s fair value adjustment to biological assets as the Company built-up inventories in advance of the recreational market launch. This was offset by increasing SG&A expenditures during the same timeframe as the Company increased its headcount substantially and invested in sales and marketing, recruitment and retention, and various other administrative expenditures. Management also notes that Q2 of Fiscal 2018 includes a recapture of the returns provision for $471, representing the credits that expired under the previously announced recall program. Net income for Q3 of Fiscal 2019 declined as the Company recorded net negative changes to Company’s fair value adjustments to biological assets and inventories and investment in SG&A increased over the prior quarter. Excluding the aforementioned trends, no seasonality has been historically noted and the Company does not currently anticipate any such trends going forward, other than the market development trends noted previously.

Adjusted EBITDA
This is a non-IFRS measure and the Company calculates adjusted EBITDA from continuing operations as net income (earnings) before interest expense, net of investment income; income tax; depreciation, amortization, and gain (loss) on disposal of PP&E (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss from investments in associates; unrealized loss on changes in fair value of contingent liability; expenditures incurred in connection with the NASDAQ cross-listing; and the fair value adjustment to biological assets and inventory. Management believes the exclusion of the fair value adjustment is an alternative representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on fair market value less cost to sell. The most directly comparable measure to adjusted EBITDA (excluding fair value adjustment to biological assets and inventory) calculated in accordance with IFRS is net income (loss) from continuing operations.

Management changed the calculation of Adjusted EBITDA during Q2 of Fiscal 2019 and has conformed prior quarters accordingly to include an add-back for share-based compensation, share of loss from investments in associates, expenditures incurred in connection with the NASDAQ cross-listing, and unrealized loss on changes in fair value of contingent consideration. Prior quarters have also been adjusted to reflect results from continuing operations. Please refer to note 25 in the Interim Financial Statements for May 31, 2019.

Adjusted EBITDA has been increasing since Q4 of Fiscal 2018 through to Q2 of Fiscal 2019 as the adult-use recreational market was legalized in October 2018 but experienced a decrease in the current quarter due to lower gross margins on increased production costs and inventory write-downs as well as higher SG&A expenditures. On a fiscal year-to-date basis, the Company’s adjusted EBITDA was $27,807, or 43%.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	34

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
There have been no changes to the Company’s critical accounting policies and estimates during the nine months ended May 31, 2019, other than those described in the following section. For more information on the Company’s accounting policies and key estimates, refer to the notes in the annual consolidated financial statements and MD&A for the year ended August 31, 2018.

CHANGES IN ACCOUNTING POLICIES
New policies adopted as a result of relevant transactions entered into: Investments in Associates
Associates are companies which Organigram has significant influence over and are accounted for under the equity method. Significant influence is presumed when the Company has an ownership interest greater than 20%, unless certain qualitative factors overcome this assumption. Conversely, where the Company has an ownership interest less than 20%, it is presumed that the Company does not have significant influence, unless certain qualitative factors overcome this assumption. In assessing significant influence and the ownership interest, potential voting rights that are currently exercisable are taken into consideration.

Investments in Associates
Investments in associates are accounted for using the equity method and are initially recognized at cost, inclusive of transaction costs. The consolidated financial statements include the Company’s share of the income or loss and equity movement of equity accounted associates. In accordance with IFRS, the associate’s most recent available financial statements are used in the application of the equity method. Where the associate’s reporting period differs from the Company’s, the associate prepares financial information as of the same period end as the Company, unless it is impracticable to do so. Otherwise, the Company will adjust for its share of income and expenses and equity movement based on the associate’s most recently completed financial statements, adjusted for the effects of significant transactions. The Company does not recognize losses exceeding the carrying value of its interest in the associate.

Intangible Assets
Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is provided on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, except for favourable supply agreements, where amortization is provided based on the actual output received versus the estimated output forecast to be received over the life of the agreement.

The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	35

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized as general and administrative expenses on the consolidated statement of income (loss) and comprehensive income (loss) as incurred.

New standards and interpretations adopted:

IFRS 2 – Share-based Payments
The amendment clarifies how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that changes the classification of the transactions. The amendment is effective for annual periods beginning on or after January 1, 2018. This was effective for the Company beginning September 1, 2018.

Based on the Company’s assessment, the adoption of the new standard did not have a significant impact on its consolidated financial statements.

IFRS 9 – Financial Instruments
A finalized version of IFRS 9 which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement was issued in November 2009 and October 2010. The standard contains requirements in the following areas: classification and measurement, impairment, hedge accounting and de-recognition.

Under IFRS 9, financial assets are initially measured at fair value plus, in the case of a financial asset not at fair value through profit and loss (“FVTPL”), transaction costs.

Financial assets are subsequently measured at:

  FVTPL;

  amortized cost;

  debt measured at fair value through other comprehensive income (“FVOCI”);

  equity investments designated at FVOCI; or

  financial instruments designated at FVTPL.

The classification is based on whether the contractual cash flow characteristics represent “solely payment of principal and interest” (the “SPPI test”) as well as the business model under which the financial assets are managed. Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

Debt investments are recorded at amortized cost for financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI test.

The assessment of the Company’s business models for managing the financial assets was made as of the date of initial application of September 1, 2018. The assessment of whether contractual cash flows on debt instruments meet the SPPI test was made based on the facts and circumstances as at the initial recognition of the financial assets.

Consistent with IAS 39, all financial liabilities held by the Company under IFRS 9 are initially measured at fair value and subsequently measured at amortized cost.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	36

The following table summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities:

Financial assets	IAS 39	IFRS 9 CLASSIFICATION

Cash and cash equivalents	Loans and receivables	Amortized cost
Short-term investments	Held to maturity	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Investment in VIVO Cannabis Inc.	N/A	FVTPL
Accounts payable and accrued liabilities	Other liabilities	Other liabilities
Long-term debt	Other liabilities	Other liabilities
Unsecured convertible debentures	Other liabilities	Other liabilities

Impairment Under IFRS 9
Under IFRS 9, the Company is required to apply an expected credit loss (“ECL”) model to all debt financial assets not held at FVTPL, where credit losses that are expected to transpire in future years are provided for, irrespective of whether a loss event has occurred or not as at the balance sheet date. For trade receivables, the Company has applied the simplified approach under IFRS 9 and has calculated ECLs based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions. The Company has assessed the impairment of its amounts receivable using the ECL model, and no difference was noted. As a result, no impairment loss has been recognized upon transition and at September 1, 2018.

IFRS 15 – Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customer (“IFRS 15”), which provides a comprehensive framework for recognition, measurement and disclosure of revenue from contracts with customers, excluding contracts within the scope of the standards on leases, insurance contracts and financial instruments.

The Company has applied IFRS 15 retrospectively but determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

To determine the amount and timing of revenue to be recognized, the Company follows a 5-step process:

  Identifying the contract with a customer

  Identifying the performance obligations

  Determining the transaction price

  Allocating the transaction price to the performance obligations

  Recognizing revenue when/as performance obligation(s) are satisfied.

Revenue from the direct sale of cannabis and cannabis oil for a fixed price is recognized when the Company transfers control of the good to the customer, which is at point of shipment for medical cannabis and at point of delivery for adult-use recreational cannabis.

Revenue includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Revenue also includes the net consideration to which it expects to be entitled. Revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Net revenue is revenue less excise taxes. Excise taxes are effectively a production tax which becomes payable when the product is removed from the Company’s premises and is not directly related to the value of revenue. It is generally not included as a separate item on external invoices; increases in excise tax are not always passed on to the customer and where a customer fails to pay for product received the Company cannot reclaim the excise tax. The Company therefore recognizes excise tax, unless it regards itself as an agent of the regulatory authorities, as a cost to the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	37

INTERNAL CONTROLS OVER FINANCIAL REPORTING
Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure. Internal controls over financial reporting ("ICFR") are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Venture issuers are not required to provide representations in their annual and interim filings relating to the establishment and maintenance of DC&P and ICFR as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). In particular, the Chief Executive Officer and Chief Financial Officer are not required to make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company ceased to be a venture issuer (as defined by National Instrument 52-102 – Continuous Disclosure Obligations) on May 21 2019, as a result of listing its common shares on NASDAQ. The Company is currently in the process of developing and implementing NI52-109 compliant DC&P and ICFR, which will be incorporated prior to the end of the Company’s first full quarter as a non-venture issuer, or August 31, 2019.

The Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), in accordance with National Instrument 52-109, have both certified that they have reviewed the Interim Financial Statements and this interim MD&A (the “Filings”) and that, based on their knowledge having exercised reasonable diligence, (a) the Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made with respect to the period covered by the Filings; and (b) the Interim Financial Statements together with the other financial information included in the Filings fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented in the Filings.

In providing its certifications for the Filings, the Certifying Officers considered the implications of a material weakness ICFR identified by the Company’s auditor during the course of its annual audit for the Company’s fiscal year ended August 31, 2018. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was in the Company’s biological asset model where it was noted that a lack of review of the inputs into the model resulted in errors that impacted both the balance sheet and income statement in a manner determined to be quantitatively material. Spreadsheets are inherently prone to error due to their manual nature. The Company´s controls related to spreadsheets at year end did not address all risks associated with updating assumptions, manual entry into spreadsheets, nor evidence of sufficient levels of review of completed spreadsheets. Management has taken steps to improve its process including establishing a checklist to be completed on a quarterly basis with multiple levels of review. During the reporting process for Q3 of Fiscal 2019, processes were improved but continue to require further refinements as spreadsheet errors continue to appear. Senior management has discussed the aforementioned material weaknesses with the Audit Committee of the Company, and the Board of Directors will continue to review progress on these remediation activities on a regular and ongoing basis.

Notwithstanding the prior identification of this material weakness, the Certifying Officers have concluded that the Filings present fairly in all material respects the Company’s financial condition, financial performance, and cash flows, as of the date of and for the periods presented in the Filings.

For Q3 of Fiscal 2019, the financial period during which the Company became a non-venture issuer, the Company is not required to certify the design and evaluation of its DC&P and ICFR and has not completed such an evaluation. The inherent limitations on the ability of the Certifying Officers to design and implement on a cost-effective basis DC&P and ICFR in the first financial period following the Company becoming a non-venture issuer may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Off Balance Sheet Arrangements
There were no off-balance sheet arrangements during the three and nine months ended May 31, 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	38

RELATED PARTY TRANSACTIONS
Management and Board Compensation
Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and the Board of Directors.

For the three and nine months ended May 31, 2019 and 2018, the Company’s expenses included the following management and board compensation:

During the three and nine months ended May 31, 2019, nil and 685,000 stock options (May 31, 2018 – nil and 1,461,648), respectively, were granted to key management personnel at an average exercise price of $nil and $4.75 (May 31, 2018 - $nil and $2.40) and aggregate fair value of $nil and $1,736 (May 31, 2018 - $nil and $2,417). In addition, during the three and nine months ended May 31, 2019, nil and 631,949 RSU’s (May 31, 2018 – nil and nil), were granted to key management personnel with an aggregate fair value of $nil and $3,002 (May 31, 2018 – $nil and $nil), respectively.

During the three and nine months ended May 31, 2019, 37,500 and 37,500 share purchase warrants (May 31, 2018 – nil and nil) were exercised by key management personnel and directors at an exercise price of $4.00 per share.

7. BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES

The following represents selected balance sheet highlights of the Company at the end of Q3 of Fiscal 2019 and fiscal year-end 2018:

On May 31, 2019, the Company had a cash and short-term investments balance of $87,752 compared to $130,064 at August 31, 2018, which is primarily a result of the purchase of PP&E as part of the Company’s Moncton Campus expansion and the scaling up of the business.

Inventories balance continued to grow as cultivation outpaced packaging and extraction. The Company is confident that the rate of inventory builds will slow as new retail outlets and new product lines come online in calendar 2019 driving sales.

Working capital overall is strong and the Company believes, in the event that if it were not in a position to finance its capital expenditure plan through operating cash flows or the $140 million credit facility it recently closed with BMO, that the capital markets are sufficiently strong to finance its capital expenditure plan through many mechanisms including bought-deal financings, marketed financings, banking facilities, or similar.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	39

The following highlights the Company’s cash flows during the nine months ended May 31, 2019 and 2018:

The cash used by operating activities was $19,359, which was primarily driven by the scaling up of operations and investment in working capital as the Company focused its operations on the adult-use recreational cannabis market during the nine months ending May 31, 2019. The Company has accumulated significant inventory, which it expects to sell in the upcoming quarters as the retail roll-out across Canada continues to build. This compares to cash used of $5,950 for the prior year comparative period when the business was mostly focused on the significantly smaller medical use market and only started to invest in the forthcoming adult-use recreational launch.

The cash provided by financing activities was $65,756, driven by long-term debt issued for net proceeds of $58,807 and stock options and warrants exercised for $25,901. This was offset by repayment of long-term debt of $12,671 and cash interest paid of $6,281. In comparison, in the prior year comparative period, cash provided by financing activities was $165,482, which was primarily driven by the issuance of shares in December 2017 ($52,760 net of fees) and the issuance of the Debentures in February 2018 ($108,906). It should be noted that the conversion of the Debentures represents a non-cash financing activity as it neither provides nor uses cash and is therefore excluded from statement of cash flows. The Debentures were fully settled on April 1, 2019 as a result of the Company’s ability to force conversion of the Debentures as described previously. No further liability or obligation remains with respect to the Debentures.

On May 31, 2019, the Company closed a credit facility with Bank of Montreal (“BMO”) as lead arranger and agent as well as a syndicate including three other lenders. The facility consists of a $115,000 term loan (“Term Loan”) and a $25,000 revolving credit facility (“Revolver”, or together, the “Facilities”), both of which mature on May 31, 2022. Included in the facility is an uncommitted option to increase the Facilities by an incremental $35,000 to a total of $175,000, subject to agreement by BMO and satisfaction of certain legal and business conditions.

The Facilities are secured by assets of Organigram and its subsidiaries. The proceeds of the term loan will be used to fund the Phase 4 and 5 expansions of the Moncton campus and were also used to refinance the Company’s long-term debt with Farm Credit Canada. The revolving credit facility may be used for general corporate and working capital purposes.

Pursuant to the agreed upon conditions of the Facilities, Organigram has initially drawn $50,000 of the Term Loan on closing and can continue to draw down additional funds as required up to the $115,000 Term Loan commitment through to November 30, 2019. Principal repayments on the Term Loan will commence on February 28, 2020 at a rate of 2.5% per quarter of the total Term Loan balance. The Company may, at its discretion, repay the balance of the Facilities without penalty, at any time.

The interest rate of the Facilities is a set margin over the BMO’s CAD Prime Rate or a Bankers' Acceptance rate based on the applicable term, which may increase or decrease based on a pricing grid linked to the Company’s debt to EBITDA coverage at each quarter-end. As at May 31, 2019 the CAD Prime Rate option was selected resulting in a cash interest rate of 5.70% at May 31, 2019. Subsequent to the period end, the Company converted the term loan to Bankers’ Acceptances resulting in a cash interest rate of approximately 5.0% . The revolving credit facility was undrawn at May 31, 2019.

The Company’s outstanding share purchase warrants expired during the quarter in accordance with their terms on June 18, 2019. All the outstanding warrants at May 31, 2019 that were not exercised into common shares expired on June 18, 2019. Subsequent to the period end, an incremental 2,222,398 warrants were exercised into common shares on a one for one basis at an exercise price of $4.00 prior to expiry. 347,432 warrants remained unexercised and expired as a result.

The cash used by investing activities was $54,297, primarily driven by investments in associates for $12,748 and purchase of property, plant and equipment for $76,024, which were offset by proceeds from short-term investments of $35,000. This compares to cash used by investing activities of $129,878 in the prior year primarily due to the purchase of short-term investments ($124,200) and the purchase of property, plant and equipment ($38,620).

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	40

8. SUBSEQUENT EVENTS

The following represents events subsequent to May 31, 2019:

(i) Issuance of Stock Options
On June 1, 2019, the Company has issued 285,000 employee options to purchase 285,000 common shares of the Company, to employees of OGI, at an exercise price of $11.27 per share. The options vest over a two-year period. Vested options may be exercised until 2029, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment.

On July 1, 2019, the Company has issued 150,000 employee options to purchase 150,000 common shares of the Company, to employees of OGI, at an exercise price of $8.43 per share. The options vest over a three-year period. Vested options may be exercised until 2029, subject to forfeiture provisions requiring the options to expire ninety days after termination of the individual’s employment. In addition, the Company issued 1,186 restricted stock units to key management and employees of OGI. Please refer to Note 13(v) for further details regarding the plan.

(ii) Expiration of share purchase warrants
All the outstanding warrants at May 31, 2019 that were not exercised into common shares prior to expiry on June 18, 2019 lapsed. Subsequent to the period end, an incremental 2,222,398 warrants were exercised into common shares on a one for one basis at an exercise price of $4.00. 347,432 warrants remained unexercised at the expiry time and expired as a result. The warrants were delisted from the TSX Venture Exchange on June 18, 2019.

FAIR VALUE MEASUREMENTS
(i) Financial Instruments
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company’s financial instruments include cash, short-term investments (including marketable securities), accounts receivable, accounts payable and accrued liabilities, long-term debt, unsecured convertible debentures, and contingent liability.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

  Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

  Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

  Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of marketable securities is based on quoted prices in active markets and is reflected in the carrying value of these financial assets. The fair value of long-term debt approximates its carrying value.

The fair value of the contingent share consideration is based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company’s expectations of the investment in associate achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At May 31, 2019, the probability of achieving the milestones was estimated to be 100% and the discount rate was estimated to be 20%. If the probabilities of achieving the milestones decreased by 10%, the estimated fair value of the contingent share consideration would decrease by approximately $191. If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would decrease or increase, respectively, by approximately $97.

During the period, there were no transfers of amounts between Levels 1, 2 and 3.

(ii) Biological Assets
The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 on the fair value hierarchy (see above), are used in determining the fair value of biological assets:

  Average selling price per gram – calculated as the weighted average historical selling price of cannabis sold by the Company, adjusted for expectations about future pricing.

  Yield by plant – represents the number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant;

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	41

  Wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

  Post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post- harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling and packing.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth. As of May 31, 2019, it is expected that the Company’s biological assets will yield 11,347 kilograms (August 31, 2018 – 11,036 kilograms) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 19-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT			EFFECT ON FAIR VALUE
ASSUMPTIONS	MAY 31, 2019	AUG. 31, 2018	SENSITIVITY	MAY 31, 2019	AUG. 31, 2018
Average net selling price per gram	$ 5.50	$ 5.65	Increase or decrease by $1.00 per gram	$ 4,651	$ 4,275

Average yield per plant	148 grams	149 grams	Increase or decrease by 10 grams	$1,312	$1,292

OUTSTANDING SHARE DATA
(i) Outstanding Shares, Warrants and Options and Other Securities
The following table sets out the number of Common Shares, warrants, options, restricted share units and Debentures outstanding of the Company as at May 31, 2019 and July 12, 2019:

All the outstanding warrants at May 31, 2019 that were not exercised into common shares in accordance with their terms expired on June 19, 2019. Subsequent to the period end, an incremental 2,222,398 warrants were exercised into common shares on a one for one basis at any exercise price of $4.00 per warrant up to and including June 18, 2019. 347,432 warrants remained unexercised at the expiry time and expired as a result.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	42

(ii) Share-based Compensation

Stock Options
Under the Company’s stock option plan, options may be granted for up to 10% of the issued and outstanding Common Shares together with any other equity compensation plan of the Company, as approved by the Board of Directors. The exercise price of any option may not be less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the TSX Venture Exchange (“TSX-V”).

The maximum exercise period after the grant of an option is 10 years. Subject to Board discretion, when an employee’s service ends, the expiry date of their options is accelerated to 90 days thereafter, or less, depending on the terms of the related option agreement. The Company also issues stock options to third parties in exchange for services.

The change in the options outstanding during the period is as follows:

The following is a summary of the outstanding stock options as at May 31, 2019:

Options outstanding have exercise prices that range from $0.30 to $10.16 with a weighted average remaining life of 8.12 years. Total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory, for the three and nine months ended May 31, 2019 was $3,927 and $10,910 (May 31, 2018 – $1,156 and $3,056) of which $2,923 and $6,890 (May 31, 2018 - $1,022 and $2,661), respectively, related to the Company’s stock option plan. The fair value of options granted during the three and nine months ended May 31, 2019 was $4,054 and $9,547 (May 31, 2018 - $348 and $3,590). These options are measured at fair value at the date of grant and are expensed over the option’s vesting period. In determining the amount of share-based compensation related to the options, the Company used the Black-Scholes option pricing model to establish the fair value of options granted.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	43

The following is the range of assumptions for the nine months ended May 31, 2019 and 2018:

Volatility was estimated by using the weighted average historical volatility of the Company and other companies, that the Company considers comparable that have trading and volatility history. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

EQUITY INCENTIVE PLAN
Under the Company’s Equity Incentive Plan (the “Equity Plan”), 2,500,000 restricted share units (“RSUs”) or performance share units (“PSUs”) may be granted for up to 10% of the issued and outstanding Common Shares including options issued under the stock option plan noted above, as approved by the Company’s Board of Directors. To date, the Company has only granted RSUs under the Equity Plan. The grant price of any RSU may not be less than the Company’s closing market price on the day prior to the grant of the RSU less the applicable discount permitted by the TSX-V.

The following table summarizes the movements in the Company’s outstanding RSUs:

The estimated fair value of the equity settled RSUs granted during the three months ended May 31, 2019 was $362, which had been expensed previously (May 31, 2018 - $nil), which was based on the Company’s average share price during the period over which services were rendered by a consultant. The estimated fair of the equity settled RSUs granted during the nine months ended May 31, 2019 was $4,533 (May 31, 2018 - $nil), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is one-half upfront with the balance recognized over two years. For the three and nine months ended May 31, 2019, $720 and $2,994 (May 31, 2018 - $nil and $nil), respectively, has been recognized as share-based compensation expense.

9. RISK FACTORS

The Company’s business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to its business that may have affected or may affect its business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under “Risk Factors” in the AIF. For additional risk factors, readers are directed to the Company’s most recent Annual Management’s Discussion and Analysis and its most recent AIF, each available under the Company’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. As a general matter, management of the Company attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and assuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	44

(i) Credit Risk
Credit risk arises from deposits with banks, short-term investments and outstanding receivables. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, out of the normal course of business, management may obtain guarantees and general security agreements. The maximum exposure to credit risk approximates the $106,290 (August 31, 2018 - $133,800) of cash, short term investments and accounts receivable on the balance sheet.

As of May 31, 2019, and August 31, 2018, the Company’s aging of trade receivables was approximately as follows:

(ii) Liquidity Risk
The Company’s liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At May 31, 2019, the Company had $87,752 (August 31, 2018 – $130,064) of cash and short-term investments and working capital of $206,797 (August 31, 2018 - $191,964).

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at May 31, 2019:

In connection with the Company’s Phase 4 and Phase 5 expansion plans, as described in the Cannabis Cultivation, Processing, Extraction and Packaging section of this MD&A, the Company is contractually committed to approximately $10,000 of capital expenditures. An incremental $80,000 of uncommitted capital expenditures are estimated to be required to meet the Company’s planned growth and activities, most of which pertains to the Phase 4 and Phase 5 expansion plans. In addition to the cash and short-term investments on hand as of May 31, 2019, the Company intends to draw an additional $65,000 from its Term Loan facility with BMO and has available an amount of up to $25,000 from its Revolver.

(iii) Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of:

  Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk at May 31, 2019 pursuant to the variable rate loans described in Note 10 to the Interim Financial Statements. A 1% change in prime interest rates will increase or decrease the Company’s interest expense by $500 per year.

(iv) Concentration risk
The Company’s accounts receivable is primarily due from the federal government of Canada, provincial government agencies, and legal trusts and, thus, the Company believes that the accounts receivable balance is collectible.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	45

(v) Risks Relating to the Cannabis Industry
As the Company invests in and operates businesses in the cannabis industry, the Company is subject to certain risk factors to which the Company, its subsidiaries and its investees are subject, which could affect the business, prospects, financial position, financial condition and operating results of the Company.

(vi) Dependence on Senior Management
The success of the Company and its strategic focus is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel could adversely affect its business. This risk is partially mitigated by the fact that the senior management team are shareholders in the Company. As well, implementation of employee compensation packages, composed of monetary short-term compensation and long-term stock-based compensation, has been designed for the retention of key employees.

(vii) Sufficiency of Insurance
The Company maintains various types of insurance which may include financial institution bonds; errors and omissions insurance; directors’, trustees’ and officers’ insurance; property coverage; and, general commercial insurance. There is no assurance that claims will not exceed the limits of available coverage; that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on the Company in terms of damages awarded and the impact on the reputation of the Company.

(viii) Competition
There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company.

Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants as the business matures. If the number of users of medical marijuana in Canada increases and with the legalization of the adult-use recreational market in Q1 of Fiscal 2019, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products and pricing strategies. To remain competitive, the Company will require a continued high level of investment in marketing, sales and client support. The Company may not have sufficient resources to maintain marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

(ix) General Business Risk and Liability
Given the nature of Company’s business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing the Company, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty and misuse of investors’ funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company’s right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

(x) Regulation of the Cannabis Industry
The Company is heavily regulated in all jurisdictions where it carries on business. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

Possible sanctions include the revocation or imposition of conditions on licenses to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and, the imposition of fines and censures. To the extent that existing or future regulations affect the sale or offering of the Company’s product or services in any way, the Company’s revenues may be adversely affected.

(xi) Regulatory Risks
The business and activities of the Company are heavily regulated in all jurisdictions where it carries on business. The Company’s operations are subject to various laws, regulations and guidelines by governmental authorities, particularly Health Canada, relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of medical marijuana, adult-use recreational cannabis and cannabis oil, cannabis derivatives, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

Achievement of the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	46

Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; and, the imposition of fines and censures. To the extent that there are changes to the existing laws and regulations or the enactment of future laws and regulations that affect the sale or offering of the Company’s products or services in any way, the Company’s revenues may be adversely affected.

In light of the illegal treatment of cannabis under U.S. federal law any engagement in cannabis-related activities, both in Canada as well as in foreign jurisdictions, may lead to heightened scrutiny by regulatory bodies and other authorities which could negatively impact the Company and/or its personnel. For example, recent statements made by the U.S. Customs and Border Protection agency about working in or facilitating the legal cannabis industry, and the impact this involvement may have on admissibility to the U.S. may impede the Company in achieving some of its business objectives from time to time. The Company does not have U.S. marijuana-related activities. Specifically, the Company has no investment or ownership in any U.S. entity nor does it provide any products or services to U.S. entities.

(xii) Change in Laws, Regulations and Guidelines
The Company’s operations are subject to a variety of laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of medical marijuana and adult-use recreational cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. While to the knowledge of the Company’s management, it is currently in compliance with all such laws, changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause adverse effects to the Company’s operations.

The legislative framework pertaining to the Canadian adult-use recreational cannabis market is subject to significant provincial and territorial regulation, which varies across provinces and territories and result in an asymmetric regulatory and market environment, different competitive pressures and significant additional compliance and other costs and/or limitations on the Company’s ability to participate in such market.

The laws, regulations and guidelines applicable to the cannabis industry domestically and internationally may change in ways currently unforeseen by the Company. The Cannabis Act received royal assent on June 21, 2018 and became effective on October 17, 2018. However, uncertainty exists with respect to the implementation of the Cannabis Act, federal regulations thereunder as well as the various provincial and territorial regimes governing the distribution and sale of cannabis for adult-use recreational purposes.

(xii) Reliance on License Renewal
The Company’s ability to grow, store and sell medical and adult-use recreational cannabis in Canada is dependent on its licenses from Health Canada. Failure to comply with the requirements of the licenses or any failure to maintain its licenses would have a material adverse impact on the business, financial condition and operating results of the Company. The license was renewed March 28, 2017, migrated to a license under the Cannabis Act effective November 9, 2018 and expires March 27, 2020. Although management believes it will meet the requirements of the Cannabis Act annually for extension of the license, there can be no guarantee that Health Canada will extend or renew the license or, if it is extended or renewed, that it will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the license, or should it renew the license on different terms or not allow for anticipated capacity increases, the business, financial condition and results of the operations of the Company will be materially adversely affected. The Company has also been issued a Cannabis license under the Excise Act which is required to package cannabis for sale.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	47

(xiv) Reliance on a Single Facility
To date, the Company’s activities and resources have been primarily focused on its main production facility at 35 English Drive in Moncton, New Brunswick and the Company will continue to rely on this facility for the foreseeable future. Adverse changes or developments affecting the facility could have a material and adverse effect on the Company’s business, financial condition and prospects.

(xv) Transportation and Third-Party Distributors
The Company, its subsidiaries and its investees rely on third-party distributors, including courier and other transportation services, and may in the future rely on other third parties, to distribute products for their customers. If these distributors do not successfully carry out their contractual duties, if there is a delay or interruption in the distribution of such products or if these third parties damage the products, it could negatively impact the Company’s revenue from sales. Any damage to products, such as product spoilage, could expose the Company to potential liability, damage the Company’s reputation and otherwise harm the Company’s business. Moreover, security of the product during transportation to and from the Moncton Campus is critical due to the nature of the product. A breach of security during transport could have material adverse effects on the Company’s business, financials and prospects. Any such breach could impact the Company’s ability to continue operating under its licenses or the prospect of renewing its licenses.

(xvi) Expansion of Operations
The Company’s strategic growth strategy includes expansion of its Moncton Campus and adding additional production resources thereto. There is a risk that these additional resources will not be achieved on time, on budget, or at all, as they can be adversely affected by a variety of factors, including some that are discussed elsewhere in these risk factors and the following:

  delays in obtaining, or conditions imposed by, regulatory approvals;

  failure to obtain anticipated license capacity increases;

  plant design errors, non-performance by third party contractors, increases in materials or labour costs; or, construction performance falling below expected levels of output or efficiency environmental pollution;

  contractor or operator errors; or, breakdowns, aging or failure of equipment or processes;

  labour disputes, disruptions or declines in productivity; or, inability to attract sufficient numbers of qualified workers;

  disruption in the supply of energy and utilities; and

  major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms.

Additionally, the Company will be seeking to grow its operations through prudent synergistic acquisitions or development of international operations. The Company’s expansion into jurisdictions outside of Canada is subject to risks. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations and operational, regulatory and other risks. Foreign jurisdictions may impose ownership or control restrictions that may impact investment plans.

The failure of the Company to successfully execute its expansion strategy either at its Moncton Campus or otherwise, in a timely manner, including securing any required regulatory consents, could adversely affect the business and its operations and may negatively impact the financial condition of the Company. Additionally, the risk of failure to execute on expansion plans is a risk that the Company may not have product, or sufficient product, available for shipment, to meet the expectations of its potential customers or in its business plan.

(xvii) Negative Cash Flow
The Company has not generated positive cash flows from operating activities. As a result of the Company’s negative cash flow from operating activities, the Company continues to rely on the issuance of securities or other sources of financing to generate the funds required to fund its business. The Company may continue to have negative operating cash flow for the foreseeable future. The Company expects to continue to increase operating expenses as it implements initiatives to grow its business. If the Company’s revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable. There is no assurance that the Company will be successful in achieving a return on shareholders’ investments and the likelihood of success must be considered in light of the early stage of operations.

(xviii) Risks Inherent in an Agricultural Business
The Company’s business involves the growing of cannabis, an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks that may create crop failures and supply interruptions for the Company’s customers. Although the Company grows its products indoors under climate-controlled conditions and carefully monitors the growing conditions with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products.

(xix) Vulnerability to Rising Energy Costs
The Company’s cannabis growing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of the Company and its ability to operate profitably.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	48

(xx) Publicity or Consumer Perception

The Company believes the medical and adult-use recreational cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical and other marijuana produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and the Company’s cash flows. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the Company’s products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

(xviii) Product Liability
As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of the Company’s products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company.

There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products. As of the current date, the Company has a small amount of insurance coverage for product liabilities.

(xix) Product Recalls
On January 9, 2017, Organigram expanded its voluntary recall to a further 69 lots of product in addition to the recall of five lots of product initiated on December 30, 2016. The recalled products included dried marijuana and cannabis oil supplied between February and December 2016, after testing revealed the presence of low levels of myclobutanil and/or bifenazate, which are unapproved pesticides not registered for use on marijuana under the Pest Control Products Act (Canada). While the initial recall had classified the recall as a Type III recall (not likely to cause harm), the second recall elevated this classification to a Type II recall (product exposure may cause temporary adverse health consequences). Health Canada has received one adverse reaction report related to the Company’s products sold during the period covered by the recall. There can be no assurance that additional adverse reaction reports will not be filed with Health Canada. To the extent any additional adverse reaction reports are filed, such an occurrence could have an adverse impact on the business, results of operations and financial condition of the Company. A proposed class action lawsuit has also been filed, as more particularly described herein.

Moving forward, if any of Organigram’s products are recalled in the future due to an alleged product defect or for any other reason, Organigram would be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. Organigram may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention thereby reducing the amount of time members of management would otherwise have focused towards managing the Company. Although Organigram has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of Organigram’s significant brands were subject to recall, the image of that brand and Organigram could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for Organigram’s products and could have a material adverse effect on the results of operations and financial condition of Organigram. Additionally, product recalls may lead to increased scrutiny of Organigram’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

(xx) Reliance on Key Inputs
The Company’s business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, Organigram might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to Organigram in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	49

(xxi) Difficulties with Forecasts
The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

(xxii) TSX-V Restrictions on Business
The listing of the Common Shares on a particular stock exchange is dependent on the Company complying with the listing requirements of the applicable exchange. As the Company operates in the cannabis industry, it may from time to time, be subject to additional listing requirements that are not applicable to companies in other industries. The TSX-V listing conditions, for the Company, required it to deliver an undertaking confirming that, while listed on the TSX-V, the Company will only conduct the business of production, acquisition, sale and distribution of medical marijuana in Canada as permitted under the Health Canada license. This undertaking may prevent the Company from expanding into new areas of business when the Company competitors have no such restrictions. All such restrictions could materially and adversely affect the growth, business, financial condition and results of operations of the Company.

In addition, the TSX-V released a bulletin, entitled “Business Activities Related to Marijuana in the U.S.”, outlining its interpretations and ongoing treatment of public companies engaged in cross-border marijuana-related activities (the “TSX-V Bulletin”). The TSX-V Bulletin notes that issuers with ongoing business activities that violate United States federal law regarding marijuana are not in compliance with certain TSX-V requirements. Such business activities may include: (a) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the United States; (b) commercial interests or arrangements with such entities; (c) providing services or products specifically targeted to such entities; or (d) commercial interests or arrangements with entities engaging in providing services or products to United States cannabis companies. Should the TSX-V find that a listed issuer is engaging in activities contrary to exchange requirements, the TSX-V has the discretion to initiate a delisting review. While the Company currently does not engage in any activities related to the cultivation, distribution or possession of cannabis in the United States, other companies with which the Company has entered into agreements or in which the Company has invested, may at some point in time, without the Company’s knowledge, initiate cross-border marijuana-related activities. If any such other company was to initiate such activities, it may cause the Company to no longer be compliant with the listing requirements of the applicable exchange or cause the Company to terminate its existing relationships or divest of any such companies on terms that are not favourable to the Company, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	50

(xxiii) Expansion into Jurisdictions Outside of Canada
The Company has expanded its business into Australia and has invested in cannabis companies with operations in Germany and Serbia, and may further expand its business, operations and investments into other jurisdictions outside of Canada. The Company’s investments outside of Canada as well as any future investments and joint ventures are subject to the risks normally associated with any conduct of business in foreign and/or emerging countries including political; civil disturbance risks; changes in laws or policies of particular countries, including those relating to royalties, duties, imports, exports and currency; the cancellation or renegotiation of contracts; the imposition of royalties, net profits payments, tax increases or other claims by government entities, including retroactive claims; a disregard for due process and the rule of law by local courts; the risk of expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.

Threats or instability in a country caused by political events including elections, change in government, changes in personnel or legislative bodies, foreign relations or military control present serious political and social risk and instability causing interruptions to the flow of business negotiations and influencing relationships with government officials. Changes in policy or law may have a material adverse effect on the Company’s business, financial conditions and results of operations. The risks include increased “unpaid” state participation, higher energy costs, higher taxation levels and potential expropriation. Other risks include the potential for fraud and corruption by suppliers or personnel or government officials which may implicate us, compliance with applicable anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) by virtue of the Company’s operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the Company’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of the Company’s code of conduct and applicable regulatory requirements.

There is also the risk of increased disclosure requirements; currency fluctuations; restrictions on the ability of local operating companies or investees to hold Canadian dollars, Australian dollars, euros and Serbian dinar or other foreign currencies, as applicable, in offshore bank accounts; import and export regulations; increased regulatory requirements and restrictions; limitations on the repatriation of earnings or on the Company’s ability to assist in minimizing the Company’s expatriate workforce’s exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

These risks may limit or disrupt the Company’s joint ventures, strategic alliances or investments, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position and/or results of operations. In addition, the enforcement by the Company of its legal rights in foreign countries, including rights to exploit the Company’s properties or utilize the Company’s permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

The Company may invest in companies, or engage in joint ventures, in countries with developing economies. It is difficult to predict the future political, social and economic direction of the countries in which the Company operates, and the impact government decisions may have on the Company’s business. Any political or economic instability in the countries in which the Company operates could have a material and adverse effect on the Company’s business, financial condition and results of operations.

There can be no assurance that the expansion of the Company into jurisdiction outside of Canada will be successful. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations and the effects of competition. These factors may limit the Company’s capability to successfully expand its operations into such jurisdictions and may have a material adverse effect on its business, financial condition and results of operations.

(xxiv) Management of Growth
The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth; that may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	51

(xxv) Litigation
The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which Organigram becomes involved be determined against the Company, such a decision could adversely affect Organigram’s ability to continue operating and the market price for its securities and could require the use of significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources. On March 3, 2017, a claim in connection with a proposed class-action lawsuit was filed with the Supreme Court of Nova Scotia seeking to certify and represent a class of potential plaintiffs who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenzate which are not approved for use by Licensed Producers. The claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act (Canada), the Consumer Protection Act (Nova Scotia), and the Sale of Goods Act (Nova Scotia), and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs. The claim also contains a request for an order certifying the proceeding as a class proceeding.

On November 16, 2017, the claim was amended to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product. During late June 2018, certification hearings were heard before the Court in Halifax, Nova Scotia. On Friday, January 18, 2019, the Court issued its decision granting certification. On March 4, 2019, the Company announced that it has filed a notice for leave to appeal the certification of the class action. The Company filed its factum in connection with the appeal on June 28, 2019 and the appeal is scheduled to be heard on October 15, 2019. No amount has been recorded in the consolidated financial statements since a reliable estimate cannot be made of the amount of the potential obligation.

The Company has insurance which may cover all or a portion of the fees or damages associated with the action. An inability to reach settlement or to successfully defend the proposed class action lawsuit could have an adverse effect on the Company and its business.

(xxvi) Dividends
The Company has no earnings or dividend record and may not pay any dividends on its Common Shares in the foreseeable future. Dividends paid by the Company could be subject to tax and, potentially, withholdings.

(xxvii) United States Concerns
Because cannabis remains illegal under United States federal law, those employed at or investing in legal and licensed Canadian cannabis companies could face detention, denial of entry or lifetime bans from the United States for their business associations with United States cannabis businesses. Entry happens at the sole discretion of the United States Customs and Border Protection officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The Government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by United States federal laws, could mean denial of entry to the United States business or financial involvement in the legal cannabis industry in Canada or in the United States could also be reason enough for United States border guards to deny entry.

(xxviii) Limited Market for Securities
The Company’s Common Shares are listed on the TSX-V, however, there can be no assurance that an active and liquid market for the Common Shares will be maintained and an investor may find it difficult to resell any securities of the Company. The market price for the Company’s common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are outside of the Company’s control.

(xxviv) Environmental and Employee Health and Safety Regulations
The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. The Company will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	52

(xxvv) Equity Investments
The Company may be exposed to risks associated with owning equity securities in other entities, including those with foreign operations, and the risks inherent in the operations of those entities.

(xxvvi) Cyber Security Risks
The Company relies on certain internal processes, infrastructure and information technology systems to efficiently operate its business in a secure manner, including infrastructure and systems operated by third parties. The inability to continue to enhance or prevent a failure of these internal processes, infrastructure or information technology systems could negatively impact the Company’s ability to operate its business.

(xxvvii) NASDAQ Listing
The Company is eligible to be treated as an “emerging growth company” as defined in the Jumpstart Our Business Startups (JOBS) Act. The Company cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make its securities less attractive to investors. The Company incurs increased costs as a result of being a public company in the United States and management devotes substantial attention to public company compliance. As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer which may limit the information publicly available to shareholders. The Company may lose foreign private issuer status in the future which would result in significant additional costs and expenses.

10. CONTINGENT LIABILITIES

The Company recognizes loss contingency provisions for probable losses when management is able to reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the minimum amount is recorded. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a lawsuit in New Brunswick as a result of failed business negotiations. The plaintiffs allege breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company has also launched counter-suits against the plaintiffs on similar grounds, including on the basis that the plaintiffs have breached a covenant of non-competition. The Company believes the plaintiffs’ claims to be a nuisance suit. No amount has been accrued in relation to the consolidated financial statements for the claim.

On March 3, 2017, a claim in connection with a proposed class-action lawsuit was filed with the Supreme Court of Nova Scotia seeking to certify and represent a class of potential plaintiffs who purchased and consumed medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by Licensed Producers. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act (Canada), the Consumer Protection Act (Nova Scotia), and the Sale of Goods Act (Nova Scotia),and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs. The claim also contains a request for an order certifying the proceeding as a class proceeding.

On November 16, 2017, the claim was amended to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

During late June 2018, certification hearings were heard before the Court in Halifax, Nova Scotia. On January 18, 2019, the Court issued its decision granting certification. On March 4, 2019, The Company announced that it has filed a notice for leave to appeal the certification of the class action which was granted and the appeal is scheduled to be heard on October 15, 2019.

The Company has insurance which may cover all or a portion of the fees or damages associated with this action. Each of the Company and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future unless settled out of court. No amount has been recorded in the consolidated financial statements since the amount cannot be reliably measured at this point.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2019 AND 2018	53